Filed Pursuant to Rule 424(b)(3)
Registration No. 333-147483

PROSPECTUS

79,840,853 Shares

Douglas Emmett

Common Stock

This prospectus relates to the possible resale, from time to time, by the selling stockholders named in this prospectus of up to 32,547,398 shares of our common stock initially issued in a private placement on October 30, 2006 in connection with our formation transactions. It also relates to the possible issuance of up to 47,293,455 shares of our common stock in exchange for units representing common limited partnership interests, or common units, in Douglas Emmett Properties, LP, the operating partnership, upon any redemption by one or more of the limited partners pursuant to their contractual rights, and the possible resale from time to time of some or all of such shares of common stock by the selling stockholders named in this prospectus. We are registering the applicable shares of our common stock to provide the selling stockholders with freely tradable securities. The registration of the shares of our common stock covered by this prospectus does not necessarily mean that any of the holders of common units will redeem their common units, that upon any such redemption we will elect, in our sole and absolute discretion, to exchange some or all of the common units for common stock rather than cash, or that any shares of our common stock requested for resale or received in exchange for common units will be sold by the selling stockholders.

We will receive no proceeds from any issuance of the shares of our common stock covered by this prospectus to the selling stockholders or from any sale of the shares covered by this prospectus by the selling stockholders, but we have agreed to pay certain registration expenses.

Our common stock currently trades on the New York Stock Exchange, or NYSE, under the symbol “DEI.” On November 26, 2007, the last reported sales price of our common stock on the NYSE was $22.98 per share.

See “ Risk Factors” beginning on page 2 for certain risk factors relevant to an investment in our common stock.

Neither the Securities and Exchange Commission, or SEC, nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is November 28, 2007

Unless otherwise indicated or unless the context requires otherwise, all references in this prospectus to “we,” “us,” “our” or “our company” refer to Douglas Emmett, Inc., together with our consolidated subsidiaries, including Douglas Emmett Properties, LP, a Delaware limited partnership, which we refer to in this prospectus as our operating partnership, and Douglas Emmett Management, Inc., our wholly owned subsidiary and the sole general partner of our operating partnership, which we refer to in this prospectus as the general partner.

You should rely only on the information contained in this document or incorporated by reference. Neither we nor any of the selling stockholders have authorized anyone to provide you with information or make any representation that is different. If anyone provides you with different or inconsistent information, you should not rely on it. This prospectus is not an offer to sell or a solicitation of an offer to buy any securities other than the registered securities to which it relates and this prospectus is not an offer to sell or the solicitation of an offer to buy securities in any jurisdiction where, or to any person to whom, it is unlawful to make an offer or solicitation. You should not assume that the information contained in this prospectus is correct on any date after the date of the prospectus even though this prospectus is delivered or shares are sold pursuant to the prospectus at a later date. Since the date of the prospectus contained in this registration statement, our business, financial condition, results of operations and prospects may have changed.

OUR COMPANY

We are a fully integrated, self-administered and self-managed real estate investment trust (or REIT) and one of the largest owners and operators of high-quality office and multifamily properties in Los Angeles County, California and in Honolulu, Hawaii. Our presence in Los Angeles and Honolulu is the result of a consistent and focused strategy of identifying submarkets that are supply constrained, have high barriers to entry and exhibit strong economic characteristics such as population and job growth and a diverse economic base. In our office portfolio, we focus primarily on owning and acquiring a substantial share of top-tier office properties within submarkets located near high-end executive housing and key lifestyle amenities. In our multifamily portfolio, we focus primarily on owning and acquiring select properties at premier locations within these same submarkets.

We were formed as a Maryland corporation on June 28, 2005 to continue and expand the operations of our “predecessor,” Douglas Emmett Realty Advisors, Inc. and its consolidated subsidiaries, and to acquire certain “non-predecessor entities”, including Douglas, Emmett and Company and Douglas Emmett Builders and seven California limited partnerships and one California limited liability company, each of which owned, directly or indirectly, a single multifamily or office property (or, in one case, a fee interest in land subject to a ground lease). In connection with our initial public offering (our IPO), we completed certain formation transactions on October 30, 2006, which included a series of merger and contribution transactions through which we acquired all of the interests in our predecessor and in the non-predecessor entities.

Following the consummation of our IPO and these formation transactions, all of our assets are directly or indirectly held by, and our operations are run through, our operating partnership, which was formed as a Delaware limited partnership on July 25, 2005. We contributed the net proceeds from our IPO to our operating partnership in exchange for common units in our operating partnership. Our interest in our operating partnership entitles us to share in cash distributions from, and in the profits and losses of, our operating partnership in proportion to our percentage ownership. Our board of directors manages our affairs by directing the affairs of our operating partnership. As the sole stockholder of the general partner of our operating partnership, we generally have the exclusive power under the partnership agreement of our operating partnership to manage and conduct its business, subject to certain limited approval and voting rights of the other limited partners.

Through our interest in our operating partnership and its subsidiaries, at September 30, 2007 our office portfolio consisted of 47 properties with approximately 11.6 million rentable square feet, including an approximate 50,000 square foot building that we acquired in May 2007 in our Century City submarket, and our multifamily portfolio consisted of nine properties with a total of 2,868 units. As of September 30, 2007, our office portfolio was 95.7% leased, and our multifamily properties were 99.3% leased. Our office portfolio contributed approximately 84.9% of our annualized rent as of September 30, 2007, while our multifamily portfolio contributed the remaining 15.1%. As of September 30, 2007, our Los Angeles County office and multifamily portfolio contributed approximately 90.9% of our annualized rent, and our Honolulu, Hawaii office and multifamily portfolio contributed the remaining 9.1%.

Our principal executive offices are located at 808 Wilshire Boulevard, Suite 200, Santa Monica, California 90401. Our telephone number is (310) 255-7700. Our website address is located at www.douglasemmett.com. The information found on, or otherwise accessible through, our website is not incorporated into, and does not form a part of, this prospectus or any other report or document we file with or furnish to the SEC.

R ISK FACTORS

Investment in our common stock involves risks. You should carefully consider the risk factors incorporated by reference to our most recent Annual Report on Form 10-K, the risks discussed below and the other information contained in this prospectus, as updated by our subsequent filings under the Securities Exchange Act of 1934, as amended, or the Exchange Act, before exchanging common units for shares of our common stock or purchasing shares of our common stock from the selling stockholders. The following discussion of risk factors is not intended to be exhaustive, but to supplement those other discussions of risk factors with risk factors specific to this Offering. This discussion of risk factors includes many forward-looking statements. For cautions about relying on such forward-looking statements, please refer to the section entitled “Forward-Looking Statements”

Risks Related to Exchange of Common Units for Common Stock

The exchange of common units for our common stock is a taxable transaction.

The exchange of common units for shares of our common stock (which may occur following the tender of such common units for redemption if we elect to acquire such units for shares of our common stock) will be treated for tax purposes as a sale of the common units by the limited partner making the exchange. A limited partner will recognize gain or loss for income tax purposes in an amount equal to the fair market value of the shares of our common stock received in the exchange, plus the amount of the operating partnership’s liabilities allocable to the common units being exchanged, less the limited partner’s adjusted tax basis in the common units exchanged. The recognition of any loss resulting from an exchange of common units for shares of our common stock is subject to a number of limitations set forth in the Internal Revenue Code of 1986, as amended, or the Code. It is possible that the amount of gain recognized or even the tax liability resulting from the gain could exceed the value of the shares of our common stock received upon the exchange. In addition, a limited partner may have difficulty finding buyers for a substantial number of shares of our common stock in order to raise cash to pay tax liabilities associated with the exchange of our common units and may not receive a price for the shares of our common stock equal to the value of the common units at the time of the exchange.

An investment in our common stock is different from an investment in common units.

If a limited partner exchanges his or her common units for shares of our common stock, he or she will become one of our stockholders rather than a limited partner in our operating partnership. Although the nature of an investment in our common stock is similar to an investment in common units, there are also differences between ownership of common units and ownership of our common stock. These differences include:

•	form of organization;

•	management control;

•	voting and consent rights;

•	liquidity; and

•	federal income tax considerations.

See “Exchange of Common Units for Common Stock.”

Risks Related to Ownership of Our Common Stock

Market interest rates may have an effect on the value of our common stock.

One of the factors that will influence the price of our common stock will be the dividend yield on our common stock (as a percentage of the price of our common stock) relative to market interest rates. An increase in market interest rates may lead prospective purchasers of our common stock to expect a higher dividend yield and higher interest rates would likely increase our borrowing costs and potentially decrease funds available for distribution. Thus, higher market interest rates could cause the market price of our common stock to go down.

The number of shares available for future sale could adversely affect the market price of our common stock.

We cannot predict whether future issuances of shares of our common stock or the availability of shares for resale in the open market will decrease the market price per share of our common stock. Sales of substantial amounts of shares of our common stock in the public market, or even the perception that such sales might occur, could adversely affect the market price of the shares of our common stock. Some of the matters that may adversely affect the market price of the shares of our common stock or the terms upon which we may be able to obtain additional capital through the sale of equity securities could include: the resale of shares of common stock covered by this prospectus, the exchange of common units for our common stock, the granting, exercise or the vesting of any options, restricted stock or long-term incentive units (or LTIP units) in our operating partnership granted to certain directors, executive officers and other employees under our stock incentive plan, the issuance of our common stock or units in our operating partnership in connection with property, portfolio or business acquisitions and other issuances of our common stock or units in our operating partnership. In addition, future sales of shares of our common stock may be dilutive to existing stockholders.

The market price and trading volume of our common stock may be volatile.

The market price of our common stock may be volatile. In addition, the trading volume in our common stock may fluctuate and cause significant price variations. If the market price of our common stock declines significantly, you may be unable to resell your shares at or above the price at which they traded when you acquired them. We cannot assure you that the market price of our common stock will not fluctuate or decline significantly in the future.

Some of the factors that could negatively affect our share price or result in fluctuations in the price or trading volume of our common stock include:

•	actual or anticipated variations in our quarterly operating results or dividends;

•	reductions in the level of demand for commercial space and residential units, and changes in the relative popularity of properties;

•	changes in our funds from operations or earnings estimates;

•	publication of research reports about us or the real estate industry;

•	increases in market interest rates that lead purchasers of our shares to demand a higher yield;

•	changes in market valuations of similar companies;

•	changes in the prices for our properties or properties which we wish to acquire;

•	the impact of applicable laws and regulations, including tax, environmental, rent control and other matters;

•	adverse market reaction to any additional debt we incur in the future;

•	additions or departures of key management personnel;

•	actions by institutional stockholders;

•	speculation in the press or investment community;

•	the realization of any of the other risk factors presented in this prospectus; and

•	general market and economic conditions.

Future offerings of debt, which would be senior to our common stock upon liquidation, and/or preferred equity securities which may be senior to our common stock for purposes of dividend distributions or upon liquidation, may adversely affect the market price of our common stock.

In the future, we may attempt to increase our capital resources by making offerings of debt or preferred equity securities, including medium-term notes, trust preferred securities, senior or subordinated notes and preferred stock, or by raising capital through joint ventures of institutional funds. Upon liquidation, holders of our debt securities and shares of preferred stock and lenders with respect to other borrowings would, and participants in joint venture and institutional funds could, receive distributions of our available assets prior to the holders of our common stock. Additional equity offerings may dilute the holdings of our existing stockholders or reduce the market price of our common stock, or both. Holders of our common stock are not entitled to preemptive rights or other protections against dilution. Because our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future offerings. Thus, our stockholders bear the risk of our future offerings reducing the market price of our common stock and diluting their stock holdings in us.

FORWARD-LOOKING STATEMENTS

This prospectus, including the documents that we incorporate by reference, contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. You can find many (but not all) of these statements by looking for words such as “approximates,” “believes,” “expects,” “anticipates,” “estimates,” “intends,” “plans,” “would,” “may” or other similar expressions in this prospectus. We claim the protection of the safe harbor contained in the Private Securities Litigation Reform Act of 1995. We caution investors that any forward-looking statements presented in this prospectus, or which management may make orally or in writing from time to time, are based on the beliefs of, assumptions made by, and information currently available to management. Such statements are based on assumptions and the actual outcome will be affected by known and unknown risks, trends, uncertainties and factors that are beyond our control. Although we believe that our assumptions are reasonable, they are not guarantees of future performance and some will inevitably prove to be incorrect. As a result, our actual future results may differ from our expectations, and those differences may be material. We are not undertaking any obligation to update any forward-looking statements. Accordingly, investors should use caution in relying on past forward-looking statements, which are based on known results and trends at the time they are made, to anticipate future results or trends.

Some of the risks and uncertainties that may cause our actual results, performance or achievements to differ materially from those expressed or implied by forward-looking statements include the following: adverse economic or real estate developments in Southern California and Honolulu; decreased rental rates or increased tenant incentive and vacancy rates; defaults on, early termination of, or non-renewal of leases by tenants; increased interest rates and operating costs; failure to generate sufficient cash flows to service our outstanding indebtedness; difficulties in identifying properties to acquire and completing acquisitions; failure to successfully operate acquired properties and operations; failure to maintain our status as a REIT under the Internal Revenue Code of 1986, as amended; possible adverse changes in rent control laws and regulations; environmental uncertainties; risks related to natural disasters; lack or insufficient amount of insurance; inability to successfully expand into new markets and submarkets; risks associated with property development; conflicts of interest with our officers; changes in real estate and zoning laws or increases in real property tax rates; and the consequences of any future terrorist attacks. Please refer to the risk factors under “Item 1A. Risk Factors” beginning on page 9 and elsewhere in our 2006 Annual Report on Form 10-K.

This prospectus and all subsequent written and oral forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. The risks included here are not exhaustive, and additional factors could adversely affect our business and financial performance. We operate in a very competitive and rapidly changing environment. New risk factors emerge from time to time and it is not possible for management to predict all such risk factors, nor can it assess the impact of all such risk factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

USE OF PROCEEDS

We are filing the registration statement of which this prospectus is a part pursuant to our contractual obligation to the holders of our common stock and common units named in the section entitled “Selling Stockholders.” We will not receive any of the proceeds from the issuance of shares of our common stock to such holders or the resale of shares of our common stock from time to time by such holders. However, we will pay registration expenses, which we estimate to be approximately $171,000.

DESCRIPTION OF SECURITIES

The following summary of the material terms of the stock of our company in this section does not purport to be complete and is subject to and qualified in its entirety by reference to our charter and bylaws, copies of which we have previously filed with the SEC and which we incorporate by reference as exhibits to the registration statement of which this prospectus is a part. See “Where You Can Find More Information.”

General

Our charter provides that we may issue up to 750,000,000 shares of common stock, $0.01 par value per share, and 200,000,000 shares of preferred stock, $0.01 par value per share. Our charter authorizes our board of directors to amend our charter to increase or decrease the aggregate number of authorized shares or the number of authorized shares of any class or series without stockholder approval. As of November 26, 2007, 109,833,903 shares of our common stock were issued and outstanding. The 109,833,903 shares of our common stock includes 32,547,398 outstanding shares covered by this prospectus but excludes the 47,293,455 shares of common stock that we may issue in exchange for presently outstanding common units which may be tendered for redemption to our operating partnership pursuant to this prospectus. Under Maryland law, stockholders generally are not liable for the corporation’s debts or obligations.

Common Stock

All shares of our common stock covered by this prospectus have been, in the case of outstanding shares of common stock, or will be, in the case of common stock to be issued upon the exchange of common units, duly authorized, fully paid and nonassessable. Subject to the preferential rights of any other class or series of stock and to the provisions of the charter regarding the restrictions on transfer of stock, holders of shares of our common stock are entitled to receive dividends on such stock if, as and when authorized by our board of directors out of assets legally available therefor and declared by us and to share ratably in the assets of our company legally available for distribution to our stockholders in the event of our liquidation, dissolution or winding up after payment of or adequate provision for all known debts and liabilities of our company.

Subject to the provisions of our charter regarding the restrictions on transfer of stock and except as may otherwise be specified in the terms of any class or series of common stock, each outstanding share of our common stock entitles the holder to one vote on all matters submitted to a vote of stockholders, including the election of directors and, except as provided with respect to any other class or series of stock, the holders of such shares will possess the exclusive voting power. There is no cumulative voting in the election of our board of directors, which means that the holders of a majority of the outstanding shares of our common stock can elect all of the directors then standing for election and the holders of the remaining shares will not be able to elect any directors.

Holders of shares of our common stock have no preference, conversion, exchange, sinking fund, redemption or appraisal rights and have no preemptive rights to subscribe for any securities of our company. Subject to the provisions of the charter regarding the restrictions on transfer of stock, shares of our common stock will have equal dividend, liquidation and other rights.

Under the Maryland General Corporation Law, or MGCL, a Maryland corporation generally cannot dissolve, amend its charter, merge, sell all or substantially all of its assets, engage in a share exchange or engage in similar transactions outside the ordinary course of business unless the action is approved by the affirmative vote of stockholders holding at least two-thirds of the shares entitled to vote on the matter unless a lesser percentage (but not less than a majority of all of the votes entitled to be cast on the matter) is set forth in the corporation’s charter. Our charter provides for approval by the affirmative vote of stockholders holding two-thirds of all of the votes entitled to be cast on the matter in these situations, including the sale of all or substantially all of our assets and our subsidiaries’ assets taken as a whole, except that amendments to our charter

(other than any amendment to the provisions regarding director removal and the vote for extraordinary transactions) may be approved by the affirmative vote of stockholders holding a majority of the votes entitled to be cast on the amendment.

Our charter authorizes our board of directors to reclassify any unissued shares of our common stock into other classes or series of classes of stock and to establish the number of shares in each class or series and to set the preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications or terms or conditions of redemption for each such class or series.

Preferred Stock

Our charter authorizes our board of directors to classify any unissued shares of preferred stock and to reclassify any previously classified but unissued shares of any series. Prior to issuance of shares of each series, our board of directors is required by the MGCL and our charter to set, subject to the provisions of our charter regarding the restrictions on transfer of stock, the terms, preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and terms or conditions of redemption for each such series. Thus, our board of directors could authorize the issuance of shares of preferred stock with terms and conditions which could have the effect of delaying, deferring or preventing a transaction or a change of control of our company that might involve a premium price for holders of our common stock or otherwise be in their best interest. As of the date hereof, no shares of preferred stock are outstanding and we have no present plans to issue any preferred stock.

Power to Increase Authorized Stock and Issue Additional Shares of our Common Stock and Preferred Stock

We believe that the power of our board of directors to increase the number of authorized shares of stock, issue additional authorized but unissued shares of our common stock or preferred stock and to classify or reclassify unissued shares of our common stock or preferred stock and thereafter to cause us to issue such classified or reclassified shares of stock will provide us with increased flexibility in structuring possible future financings and acquisitions and in meeting other needs which might arise. Shares of additional classes or series of stock, as well as additional shares of common stock, will be available for issuance without further action by our stockholders, unless stockholder consent is required by applicable law or the rules of any stock exchange or automated quotation system on which our securities may be listed or traded. Although our board of directors does not intend to do so, it could authorize us to issue a class or series of stock that could, depending upon the terms of the particular class or series, delay, defer or prevent a transaction or a change of control of our company that might involve a premium price for holders of our common stock or otherwise be in their best interest.

Restrictions on Transfer

In order for us to qualify as a REIT under the Code, our stock must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months (other than the first year for which an election to be a REIT has been made) or during a proportionate part of a shorter taxable year. Also, not more than 50% of the value of the outstanding shares of stock may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities such as private foundations) during the last half of a taxable year (other than the first year for which an election to be a REIT has been made).

Our charter contains restrictions on the ownership and transfer of our stock. The relevant sections of our charter provide that, subject to the exceptions described below, no person or entity may beneficially own, or be deemed to own by virtue of the applicable constructive ownership provisions of the Code, more than 5.0% in value of the aggregate of our outstanding shares of stock or more than 5.0% in value or number of shares, whichever is more restrictive, of the outstanding shares of our common stock. We refer to these restrictions as the “ownership limit.” A person or entity that becomes subject to the ownership limit by virtue of a violative transfer that results in a transfer to a trust, as set forth below, is referred to as a “purported beneficial transferee” if, had the violative transfer been effective, the person or entity would have been a record owner and beneficial owner or solely a beneficial owner of our stock, or is referred to as a “purported record transferee” if, had the violative transfer been effective, the person or entity would have been solely a record owner of our stock.

The constructive ownership rules under the Code are complex and may cause stock owned actually or constructively by a group of related individuals and/or entities to be owned constructively by one individual or entity. As a result, the acquisition of less than 5.0% in value of our outstanding stock or less than 5.0% of the value or number of our common stock (or the acquisition of an interest in an entity that owns, actually or constructively, our stock) by an individual or entity, could, nevertheless cause that individual or entity, or another individual or entity, to own constructively in excess of 5.0% in value of our outstanding stock or 5.0% of the value or number of our outstanding common stock and thereby subject such stock to the applicable ownership limit.

Our board of directors may, in its sole discretion, waive the ownership limit with respect to a particular stockholder if it determines, based on representations and undertakings it may obtain from the stockholder that:

•

such ownership will not cause any individual’s beneficial ownership of shares of our stock to violate the ownership limit and that any exemption from the ownership limit will not jeopardize our status as a REIT; and

•

such stockholder does not and will not own, actually or constructively, an interest in a tenant of ours (or a tenant of any entity owned in whole or in part by us) that would cause us to own, actually or constructively, more than a 9.9% interest (as set forth in Section 856(d)(2)(B) of the Code) in such tenant or that any such ownership would not cause us to fail to qualify as a REIT under the Code.

The stockholder seeking the waiver must also agree that any violation or attempted violation of these undertakings will result in stock being automatically transferred to a charitable trust. As a condition of such waiver, our board of directors may also require an opinion of counsel or IRS ruling satisfactory to our board of directors with respect to preserving our REIT status.

In connection with the waiver of the ownership limit or at any other time, our board of directors may decrease the ownership limit for all other persons and entities; provided, however, that the decreased ownership limit will not be effective for any person or entity whose percentage ownership in our stock is in excess of such decreased ownership limit until such time as such person or entity’s percentage of our stock equals or falls below the decreased ownership limit, but any further acquisition of our stock in excess of such percentage ownership of our stock will be in violation of the ownership limit. Additionally, the new ownership limit may not allow five or fewer stockholders to beneficially own more than 49.9% in value of our outstanding stock.

Our charter provisions further prohibit:

•

any person from beneficially or constructively owning shares of our stock that would result in us being “closely held” under Section 856(h) of the Code or otherwise cause us to fail to qualify as a REIT; and

•

any person from transferring shares of our stock if such transfer would result in shares of our stock being beneficially owned by fewer than 100 persons (determined without reference to any rules of attribution).

Any person who acquires or attempts or intends to acquire beneficial or constructive ownership of shares of our stock that will or may violate any of the foregoing restrictions on transferability and ownership will be required to give notice immediately to us and provide us with such other information as we may request in order to determine the effect of such transfer on our status as a REIT. The foregoing provisions on transferability and ownership will not apply if our board of directors determines that it is no longer in our best interests to attempt to qualify, or to continue to qualify, as a REIT.

Pursuant to our charter, if any purported transfer of our stock or any other event would otherwise result in any person violating the ownership limit or such other limit as established by our board of directors or would result in our being “closely held” under Section 856(h) of the Code or otherwise failing to qualify as a REIT, then that number of shares in excess of the ownership limit or causing us to be “closely held” or otherwise to fail to qualify as a REIT (rounded up to the nearest whole share) will be automatically transferred to, and held by, a trust for the exclusive benefit of one or more charitable organizations selected by us. The automatic transfer will be effective as of the close of business on the business day prior to the date of the violative transfer or other event that results in a transfer to the trust. Any dividend or other distribution paid to the purported record transferee, prior to our discovery that the shares had been automatically transferred to a trust as described above, must be repaid to the trustee upon demand for distribution to the beneficiary of the trust. If the transfer to the trust as described above is not automatically effective, for any reason, to prevent violation of the applicable ownership limit or our being “closely held” or otherwise failing to qualify as a REIT, then our charter provides that the transfer of the excess shares will be void. If any transfer would result in shares of our stock being beneficially owned by fewer than 100 persons, then any such purported transfer will be void and of no force or effect.

Shares of our stock transferred to the trustee are deemed to be offered for sale to us or our designee at a price per share equal to the lesser of (i) the price paid by the purported record transferee for the shares (or, if the event which resulted in the transfer to the trust did not involve a purchase of such shares of our stock at market price, the last reported sales price reported on the NYSE on the trading day of the event which resulted in the transfer of such shares of our stock to the trust) and (ii) the market price on the date we accept, or our designee accepts, such offer. We have the right to accept such offer until the trustee has sold the shares of our stock held in the trust pursuant to the clauses discussed below. Upon a sale to us, the interest of the charitable beneficiary in the shares sold terminates and the trustee must distribute the net proceeds of the sale to the purported record transferee and any dividends or other distributions held by the trustee with respect to such stock will be paid to the charitable beneficiary.

If we do not buy the shares, the trustee must, within 20 days of receiving notice from us of the transfer of shares to the trust, sell the shares to a person or entity designated by the trustee who could own the shares without violating the ownership limits or as otherwise permitted by our board of directors. After that, the trustee must distribute to the purported record transferee an amount equal to the lesser of (i) the price paid by the purported record transferee or owner for the shares (or, if the event which resulted in the transfer to the trust did not involve a purchase of such shares at market price, the last reported sales price reported on the NYSE on the trading day of the event which resulted in the transfer of such shares of our stock to the trust) and (ii) the sales proceeds (net of commissions and other expenses of sale) received by the trust for the shares. Any net sales proceeds in excess of the amount payable to the purported record transferee will be immediately paid to the charitable beneficiary, together with any dividends or other distributions thereon. In addition, if prior to discovery by us that shares of our stock have been transferred to a trust, such shares of stock are sold by a purported record transferee, then such shares shall be deemed to have been sold on behalf of the trust and to the extent that the purported record transferee received an amount for or in respect of such shares that exceeds the amount that such purported record transferee was entitled to receive, such excess amount shall be paid to the trustee upon demand. The purported beneficial transferee or purported record transferee has no rights in the shares held by the trustee.

The trustee shall be designated by us and shall be unaffiliated with us and with any purported record transferee or purported beneficial transferee. Prior to the sale of any shares by the trust, the trustee will receive, in trust for the beneficiary, all dividends and other distributions paid by us with respect to the shares, and may also exercise all voting rights with respect to the shares.

Subject to Maryland law, effective as of the date that the shares have been transferred to the trust, the trustee shall have the authority, at the trustee’s sole discretion:

•	to rescind as void any vote cast by a purported record transferee prior to our discovery that the shares have been transferred to the trust; and

•	to recast the vote in accordance with the desires of the trustee acting for the benefit of the beneficiary of the trust.

However, if we have already taken irreversible corporate action, then the trustee may not rescind and recast the vote.

In addition, if our board of directors or other permitted designees determine in good faith that a proposed transfer would violate the restrictions on ownership and transfer of our stock set forth in our charter, our board of directors or other permitted designees will take such action as it deems or they deem advisable to refuse to give effect to or to prevent such transfer, including, but not limited to, causing the company to redeem shares of common stock or preferred stock, refusing to give effect to the transfer on our books or instituting proceedings to enjoin the transfer.

Any beneficial owner or constructive owner of shares of our common stock and any person or entity (including the stockholder of record) who is holding shares of our common stock for a beneficial owner must, on request, provide us with a completed questionnaire containing the information regarding their ownership of such shares, as set forth in the applicable treasury regulations. In addition, any person or entity that is a beneficial owner or constructive owner of shares of our common stock and any person or entity (including the stockholder of record) who is holding shares of our common stock for a beneficial owner or constructive owner shall, on request, be required to disclose to us in writing such information as we may request in order to determine the effect, if any, of such stockholder’s actual and constructive ownership of shares of our common stock on our status as a REIT and to ensure compliance with the ownership limit, or as otherwise permitted by our board of directors.

All certificates representing shares of our common stock bear a legend referring to the restrictions described above.

These ownership limits could delay, defer or prevent a transaction or a change of control of our company that might involve a premium price for our common stock or otherwise be in the best interest of our stockholders.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Computershare Investor Services.

DESCRIPTION OF THE PARTNERSHIP AGREEMENT OF DOUGLAS EMMETT PROPERTIES, LP

Below we summarize the material terms and provisions of the Agreement of Limited Partnership of our operating partnership, which we refer to as the “partnership agreement.” This summary is not complete. For more detail, you should refer to the partnership agreement itself, a copy of which we have previously filed with the SEC and which we incorporate by reference as an exhibit to the registration statement of which this prospectus is part. For purposes of this section, references to “we,” “our,” “us” and “our company” refer only to Douglas Emmett, Inc.

General

Substantially all of our assets are held by, and substantially all of our operations are conducted through, the operating partnership, either directly or through subsidiaries. We are the sole stockholder of the general partner of the operating partnership, which is a Delaware limited liability company. We are also a limited partner of the operating partnership.

Common units are also held by persons who contributed interests in properties and/or other assets to the operating partnership. All holders of units in the operating partnership (including the general partner in its capacity as such and us in our capacity as a limited partner) are entitled to share in cash distributions from, and in the profits and losses of, the operating partnership in proportion to their respective percentage interests in the operating partnership. The units in the operating partnership are not listed on any exchange or quoted on any national market system.

Provisions in the partnership agreement may delay or make more difficult unsolicited acquisitions of us or changes in our control. These provisions could discourage third parties from making proposals involving an unsolicited acquisition of us or change of our control, although some stockholders might consider such proposals, if made, desirable. Such provisions also make it more difficult for third parties to alter the management structure of the operating partnership without the concurrence of our board of directors. These provisions include, among others:

•	redemption rights of qualifying parties;

•	transfer restrictions on our operating partnership units;

•	the ability of the general partner in some cases to amend the partnership agreement without the consent of the limited partners; and

•	the right of the limited partners to consent to transfers of the general partnership interest and mergers under specified circumstances.

Any potential change of control transaction may be further limited as a result of provisions of the partnership unit designation for the LTIP units, which require us to preserve the rights of LTIP unit holders and may restrict us from amending the partnership agreement for our operating partnership in a manner that would have an adverse effect on the rights of LTIP unit holders.

Purposes, Business and Management

The purpose of the operating partnership includes the conduct of any business that may be conducted lawfully by a limited partnership formed under the Delaware Revised Uniform Limited Partnership Act, except that the partnership agreement requires the business of the operating partnership to be conducted in such a manner that will permit us to be classified as a REIT under Sections 856 through 860 of the Code. Subject to the foregoing limitation, the operating partnership may enter into partnerships, joint ventures or similar arrangements and may own interests in any other entity. The general partner shall cause the operating partnership not to take, or to refrain from taking, any action that, in its judgment, in its sole and absolute discretion:

•	could adversely affect our ability to continue to qualify as a REIT;

•	could subject us to any additional taxes under Code Section 857 or Code Section 4981 or any other related or successor provision under the Code;

•	could violate any law or regulation of any governmental body or agency having jurisdiction over us, our securities or the operating partnership; or

•

could violate in any material respects any of the covenants, conditions or restrictions now or hereafter placed upon or adopted by us pursuant to any of our agreements or applicable laws and regulations, unless, in any such case, such action described in the bullet points above is specifically consented to by us.

In general, our board of directors will manage the affairs of the operating partnership by directing our affairs, in our capacity as the sole stockholder of the general partner of the operating partnership.

Except as otherwise expressly provided in the partnership agreement or as delegated or provided to an additional partner by the general partner or any successor general partner pursuant to the partnership agreement, all management powers over the business and affairs of the operating partnership are exclusively vested in the general partner. No limited partner or any other person to whom one or more partnership units have been transferred may, in its capacity as a limited partner, take part in the operations, management or control of the operating partnership’s business, transact any business in the operating partnership’s name or have the power to sign documents for or otherwise bind the operating partnership. The general partner may not be removed by the limited partners with or without cause, except with the general partner’s consent. In addition to the powers granted to the general partner under applicable law or that are granted to the general partner under any other provision of the partnership agreement, the general partner, subject to the other provisions of the partnership agreement, has full power and authority to do all things deemed necessary or desirable by the general partner to conduct the business of the operating partnership, to exercise all powers of the operating partnership and to effectuate the purposes of the operating partnership. The operating partnership may incur debt or enter into other similar credit, guarantee, financing or refinancing arrangements for any purpose, including, without limitation, in connection with any acquisition of properties, upon such terms as the general partnership determines to be appropriate. With limited exceptions, the general partner is authorized to execute, deliver and perform agreements and transactions on behalf of the operating partnership without any further act, approval or vote of the limited partners.

Restrictions on General Partner’s Authority

The general partner may not take any action in contravention of the partnership agreement. The general partner may not, without the prior consent of the limited partners (including us), undertake, on behalf of the operating partnership, any of the following actions or enter into any transaction that would have the effect of such actions:

•

amend, modify or terminate the partnership agreement, except as provided in the partnership agreement; for a description of the provisions of the partnership agreement permitting the general partner to amend the partnership agreement without the consent of the limited partners see “—Amendment of the Partnership Agreement for the Operating Partnership;” or

•

approve or acquiesce to the transfer of the general partner’s partnership interest or admit into the operating partnership any additional or successor general partners, subject to the exceptions discussed in “—Transfers and Withdrawals—Restrictions on General Partner.”

The general partner generally may not withdraw as general partner from the operating partnership nor transfer all of its interest in the operating partnership without the consent of a majority in interest of the limited partners (including us), subject to the exceptions discussed in “—Transfers and Withdrawals—Restrictions on General Partner.”

In addition, the general partner may not amend the partnership agreement or take any action on behalf of the operating partnership, without the prior consent of each limited partner adversely affected by such amendment or action, if such amendment or action would:

•	convert a limited partner into a general partner;

•	modify the limited liability of a limited partner;

•	alter the rights of any limited partner to receive the distributions to which such partner is entitled, or alter the allocations specified in the partnership agreement; or

•	alter or modify the redemption rights or related definitions as provided in the partnership agreement.

Additional Limited Partners

The general partner is authorized to admit additional limited partners to the operating partnership from time to time, on terms and conditions and for such capital contributions as may be established in its sole and absolute discretion. The net capital contribution need not be equal for all limited partners. No person may be admitted as an additional limited partner without the general partner’s consent, which consent may be given or withheld in its sole and absolute discretion.

No action or consent by the limited partners is required in connection with the admission of any additional limited partner. The general partner is expressly authorized to cause the operating partnership to issue additional units:

•	upon the conversion, redemption or exchange of any debt, partnership units or other securities issued by the operating partnership;

•	for less than fair market value, so long as we conclude in good faith that such issuance is in the best interests of us and the operating partnership; and

•

in connection with any merger of any other entity into the operating partnership if the applicable merger agreement provides that persons are to receive partnership units in the operating partnership in exchange for their interests in the entity merging into the operating partnership.

Subject to Delaware law, any additional units may be issued in one or more classes, or one or more series of any of such classes, with such designations, preferences and relative, participating, optional or other special rights, powers and duties (including, without limitation, rights, powers and duties that may be senior or otherwise entitled to preference over existing units) as the general partner shall determine, in its sole and absolute discretion without the approval of any limited partner or any other person. Without limiting the generality of the foregoing, the general partner has authority to specify:

•	the allocations of items of partnership income, gain, loss, deduction and credit to each such class or series of units;

•	the right of each such class or series of units to share in distributions;

•	the rights of each such class or series of units upon dissolution and liquidation of the operating partnership;

•	the voting rights, if any, of each such class or series of units; and

•	the conversion, redemption or exchange rights applicable to each such class or series of units.

Ability to Engage in Other Businesses; Conflicts of Interest

We may not conduct any business other than in connection with the ownership, acquisition and disposition of partnership interests, the management of the business of the operating partnership, our operation as a reporting company with a class or classes of securities registered under the Exchange Act, our operations as a REIT, the offering, sale, syndication, private placement or public offering of stock, bonds, securities or other interests, financing or refinancing of any type related to the operating partnership or its assets or activities, and such activities as are incidental to those activities discussed above. We may, however, in our sole and absolute discretion, from time to time hold or acquire assets in our own name or otherwise other than through the operating partnership so long as we take commercially reasonable measures to insure that the economic benefits and burdens of such property are otherwise vested in the operating partnership.

Distributions

Subject to the terms of any partnership unit designation, the general partner shall cause the operating partnership to distribute quarterly, or on a more or less frequent basis as we determine, all, or such portion as we may in our sole and absolute discretion determine, of Available Cash (as such term is defined in the partnership agreement) generated by the operating partnership during such quarter to the partners and limited partners:

•

first, with respect to any units that are entitled to any preference in distribution, in accordance with the rights of such class or classes of units, and, within such class or classes, among the limited partners pro rata in proportion to their respective percentage interests; and

•

second, with respect to any units that are not entitled to any preference in distribution, in accordance with the rights of such class of partnership units, as applicable, and, within such class, among the limited partners pro rata in proportion to their respective percentage interests.

To the extent we own properties outside the operating partnership, any income we receive in connection with the activities from those properties will result in a recalculation of distributions from the operating partnership such that we and the limited partners would each receive the same distributions that we and they would have received had we contributed such properties to the operating partnership.

Allocations of Net Income and Net Losses to Partners

The net income of our operating partnership will generally be allocated to preferred unit holders in accordance with the terms of the preferred unit designation applicable to the preferred units and then to the general partner and the limited partners in accordance with our respective percentage interests in the common units issued by our operating partnership. Net loss will generally be allocated to the general partner and the limited partners in accordance with our respective common percentage interests in our operating partnership. The allocations described above are subject to special allocations relating to depreciation deductions and to compliance with the provisions of Sections 704(b) and 704(c) of the Code and the associated Treasury Regulations. See “United States Federal Income Tax Considerations—Tax Aspects of the Operating Partnership, the Subsidiary Partnerships and Limited Liability Companies.”

In addition, we will from time to time issue LTIP units to persons who provide services to our operating partnership as we may determine to be appropriate, and admit such persons as limited partners of our operating partnership. Long-term incentive units are structured as “profits interests” for federal income tax purposes and as such initially do not have full parity, on a per unit basis, with the operating partnership’s common units with respect to liquidating distributions. Holders of vested LTIP units generally may convert some or all of their LTIP units into common units under certain circumstances, provided that the capital account balance attributable to each such LTIP unit to be converted equals our capital account balance with respect to a common unit. However, because the holders of LTIP units generally will not pay fair market value for the LTIP units, the capital account balance attributable to a LTIP unit will initially be less than the amount required to convert such LTIP unit into a common unit. To increase the capital account balances of holders of LTIP units so they may convert such profits interest units into common units, the partnership agreement provides that holders of LTIP units are to receive special allocations of gain under certain circumstances as set forth in the partnership agreement. Accordingly, LTIP units can over time achieve full parity with common units and therefore accrete to an economic value for the participant equivalent to common units. If such parity is achieved, LTIP units may be converted, subject to the satisfaction of applicable vesting conditions, on a one-for-one basis into common units, which in turn are redeemable by the holder for shares of our common stock on a one-for-one basis or for the cash value of such shares, at our election. In the event the LTIP units are converted to common units, the units will have all of the rights and obligations associated with common units as set forth in the partnership agreement.

Borrowing by the Operating Partnership

The general partner is authorized to cause the operating partnership to borrow money and to issue and guarantee debt as it deems necessary for the conduct of the activities of the operating partnership. Such debt may be secured, among other things, by mortgages, deeds of trust, liens or encumbrances on properties of the operating partnership.

Reimbursement of Us; Transactions with Our Affiliates and Us

Our subsidiary does not receive any compensation for its services as the general partner of the operating partnership. We, as a limited partner in the operating partnership, have the same right to allocations and distributions as other partners and limited partners. In addition, the operating partnership will reimburse us for all expenses incurred by us in connection with the operating partnership’s business, including expenses relating to the ownership of interests in and management and operation of, or for the benefit of, the operating partnership, compensation of officers and employees, including, without limitation, payments under our future compensation plans that may provide for stock units, or phantom stock, pursuant to which our employees will receive payments based upon dividends on or the value of shares of our common stock, director or manager fees and expenses and all costs and expenses that we incur in connection with our being a public company, including costs of filings with the SEC, reports and other distributions to our stockholders. The operating partnership will reimburse us for all expenses incurred by us relating to any other offering of capital stock, including any underwriting discounts or commissions in such case based on the percentage of the net proceeds from such issuance contributed to or otherwise made available to the operating partnership.

Except as expressly permitted by the partnership agreement, we and our affiliates may not engage in any transactions with the operating partnership except on terms that are fair and reasonable and no less favorable to the operating partnership than would be obtained from an unaffiliated third party.

Our Liability and that of the Limited Partners

We, as the sole stockholder of the general partner of the operating partnership, are ultimately liable for all general recourse obligations of the operating partnership to the extent not paid by the operating partnership. We are not liable for the nonrecourse obligations of the operating partnership.

The limited partners are not required to make additional contributions to the operating partnership. Assuming that a limited partner does not take part in the control of the business of the operating partnership, the liability of the limited partner for obligations of the operating partnership under the partnership agreement and the Delaware Revised Uniform Limited Partnership Act is limited, subject to limited exceptions, generally to the loss of the limited partner’s investment in the operating partnership represented by such limited partner’s units. The operating partnership will operate in a manner we deem reasonable, necessary and appropriate to preserve the limited liability of the limited partners.

Exculpation and Indemnification of Us

The partnership agreement generally provides that we, as sole stockholder of the general partner, the general partner, and any of our respective directors or officers will incur no liability to the operating partnership, or any limited partner or assignee, for losses sustained or liabilities incurred or benefits not derived as a result of errors in judgment, mistakes of law or of any act or omission if we, the general partner or such officer or director acted in good faith. In addition, we, as sole stockholder of the general partner, and the general partner are not responsible for any misconduct or negligence on the part of our agents, provided we appointed such agents in good faith. We, as sole stockholder of the general partner, and the general partner may consult with legal counsel, accountants, appraisers, management consultants, investment bankers and other consultants and advisors, and any action we take or omit to take in reliance upon the opinion of such persons, as to matters which we, as sole stockholder of the general partner, and the general partner reasonably believe to be within their professional or expert competence, shall be conclusively presumed to have been done or omitted in good faith and in accordance with such opinion.

The partnership agreement also provides for the indemnification, to the fullest extent permitted by law, of us, as sole stockholder of the general partner, of the general partner, of our directors and officers, and of such other persons as the general partner may from time to time designate against any and all losses, claims, damages, liabilities, joint or several, expenses, judgments, fines, settlements and other amounts arising from any and all claims, demands, actions, suits or proceedings in which such person may be involved that relate to the operations of the operating partnership, provided that such person will not be indemnified for (i) any act or omission of such person that was material to the matter giving rise to the action and either was committed in bad faith or was the result of active and deliberate dishonesty, (ii) in the case of any criminal proceeding, any act or omission that such person had reason to believe was unlawful, or (iii) any transaction for which such person received an improper personal benefit in violation or breach of any provision of the partnership agreement.

Sales of Assets

Under the partnership agreement, the general partner generally has the exclusive authority to sell all or substantially all of the assets of the operating partnership. However, in connection with the acquisition of properties from persons to whom the general partner issued units as part of the purchase price, in order to preserve such persons’ tax deferral, the general partner may contractually agree, in general, not to sell or otherwise transfer the properties for a specified period of time, or in some instances, not to sell or otherwise transfer the properties without compensating the sellers of the properties for their loss of the tax deferral.

Redemption Rights of Qualifying Parties

After fourteen months of becoming a holder of units, each limited partner (other than us) and some assignees have the right, subject to the terms and conditions set forth in the partnership agreement, to require the operating partnership to redeem all or a portion of the units held by such party in exchange for a cash amount equal to the value of shares of our common stock, as determined in accordance with the partnership agreement. The operating partnership’s obligation to effect a redemption, however, will not arise or be binding against the operating partnership unless and until we decline or fail to exercise our prior and independent right to purchase such units for those shares of our common stock to which this prospectus relates, pursuant to the partnership agreement.

On or before the close of business on the fifth business day after a limited partner gives us a notice of redemption, we may, in our sole and absolute discretion but subject to the restrictions on the ownership of our stock imposed under our Charter and the transfer restrictions and other limitations set forth in our Charter, acquire some or all of the tendered units from the tendering party in exchange for a portion of the shares of our common stock to which this prospectus relates, based on an exchange ratio of one common share for each unit, subject to adjustment as provided in the partnership agreement.

Transfers and Withdrawals

Restrictions on Transfer

The partnership agreement restricts the transferability of units. Any transfer or purported transfer of a unit not made in accordance with the partnership agreement will not be valid. Until the expiration of fourteen months from the date on which a limited partner acquired units, such limited partner generally may not transfer all or any portion of its units to any transferee.

After the expiration of fourteen months from the date on which a limited partner acquired units, such limited partner has the right to transfer all or any portion of its units to any person that is an “accredited investor,” subject to the satisfaction of conditions specified in the partnership agreement, including our right of first refusal. For purposes of this transfer restriction, “accredited investor” shall have the meaning set forth in Rule 501 promulgated under the Securities Act. It is a condition to any transfer that the transferee assumes by operation of law or express agreement all of the obligations of the transferor limited partner under the partnership agreement with respect to such units, and no such transfer will relieve the transferor limited partner of its obligations under the partnership agreement without our approval, in our sole and absolute discretion. This transfer restriction does not apply to a statutory merger or consolidation pursuant to which all obligations and liabilities of the limited partner are assumed by a successor corporation by operation of law.

In connection with any transfer of partnership interests or units, we will have the right to receive an opinion of counsel reasonably satisfactory to us to the effect that the proposed transfer may be effected without registration under the Securities Act, and will not otherwise violate any federal or state securities laws or regulations applicable to the operating partnership or the partnership interests or units transferred.

No transfer by a limited partner of its units, including any redemption or any acquisition of partnership interests or units by us or by the operating partnership, may be made to any person if:

•

in the opinion of legal counsel for the operating partnership, it would result in the operating partnership being treated as an association taxable as a corporation or would result in a termination of the partnership under Code Section 708; or

•	such transfer is effectuated through an “established securities market” or a “secondary market (or the substantial equivalent thereof)” within the meaning of Code section 7704.

In addition, we have a right of first refusal with respect to any proposed transfers by other limited partners, exercisable within ten business days of notice of the transfer and a description of the proposed consideration to be paid for the operating partnership units.

Substituted Limited Partners

No limited partner will have the right to substitute a transferee as a limited partner in its place. A transferee of the interest of a limited partner may be admitted as a substituted limited partner only with our consent, which consent may be given or withheld in our sole and absolute discretion. If we in our sole and absolute discretion, do not consent to the admission of any permitted transferee as a substituted limited partner, such transferee will be considered an assignee for purposes of the partnership agreement. An assignee will be entitled to all the rights of an assignee of a limited partnership interest under the Delaware Revised Uniform Limited Partnership Act, including the right to receive distributions from the operating partnership and the share of net income, net losses and other items of income, gain, loss, deduction and credit of the operating partnership attributable to the units assigned to such transferee and the rights to transfer the units provided in the partnership agreement, but will not be deemed to be a holder of units for any other purpose under the partnership agreement, and will not be entitled to effect a consent or vote with respect to such units on any matter presented to the limited partners for approval. The right to consent or vote, to the extent provided in the partnership agreement or under the Delaware Revised Uniform Limited Partnership Act, will fully remain with the transferor limited partner.

Restrictions on General Partner

The general partner may not transfer any of its general partner interest (other than to us or our affiliates) or withdraw from managing the operating partnership unless:

•	it receives the prior consent of a majority in interest of the limited partners (including us); or

•

it receives the prior consent of the limited partners (including us) and immediately after a merger of us as sole stockholder of the general partner into another entity, substantially all of the assets of the surviving entity, other than the general partner interest in the operating partnership held by the general partner, are contributed to the operating partnership as a capital contribution in exchange for partnership interests or units.

Restrictions on Mergers, Sales, Transfers and Other Significant Transactions Involving Us

We may merge, consolidate or otherwise combine our assets with another entity, or sell all or substantially all of our assets, or reclassify, recapitalize or change the terms of our outstanding common equity interests without the consent of a majority in interest of the other limited partners, so long as:

•

in connection with such event, all limited partners, other than ourselves as the special limited partner, shall have a right to receive consideration that is equivalent to the consideration received by holders of our common stock; or

•

substantially all of the assets of our operating partnership are to be owned by a surviving entity in which our limited partners, other than ourselves as the special limited partner, will hold interests that are at least as favorable in terms as the former units of limited partnership previously held by such limited partners, subject to certain specified liquidity protections as are set forth in our operating partnership agreement.

Amendment of the Partnership Agreement for the Operating Partnership

Amendments to the partnership agreement may be proposed only by the general partner or by limited partners holding 25% percent or more of the partnership interests held by limited partners (excluding us). Following such proposal, the general partner will submit to the partners and limited partners any proposed amendment that, pursuant to the terms of the partnership agreement, requires the consent of the general partner and a majority in interest of the limited partners holding units entitled to vote at the meeting. The general partner will seek the written consent of the partners and limited partners, if applicable, on the proposed amendment or will call a meeting to vote on the proposed amendment and to transact any other business that it may deem appropriate.

Amendment by the General Partner Without the Consent of the Limited Partners

The general partner has the power, without the consent of the limited partners, to amend the partnership agreement as may be required to facilitate or implement any of the following purposes:

•	to add to its obligations as general partner or surrender any right or power granted to it or any of its affiliates for the benefit of the limited partners;

•	to reflect the admission, substitution or withdrawal of partners or the termination of the operating partnership in accordance with the partnership agreement;

•

to reflect a change that is of an inconsequential nature or does not adversely affect the limited partners in any material respect, or to cure any ambiguity, correct or supplement any provision in the partnership agreement not inconsistent with law or with other provisions of the partnership agreement, or make other changes with respect to matters arising under the partnership agreement that will not be inconsistent with law or with the provisions of the partnership agreement;

•	to satisfy any requirements, conditions or guidelines contained in any order, directive, opinion, ruling or regulation of a federal or state agency or contained in federal or state law;

•

to reflect such changes as are reasonably necessary for us to maintain our status as a REIT or to reflect the transfer of all or any part of a partnership interest among us and any “qualified REIT subsidiary” (within the meaning of Code Section 856(i)(2));

•

to modify the manner in which capital accounts are computed to the extent set forth in the definition of “Capital Account” in the partnership agreement or contemplated by the Code or the Treasury Regulations;

•	to reflect the issuance of additional partnership interests permitted under the partnership agreement; and

•

to reflect any other modification to the partnership agreement as is reasonably necessary for the business or operations of us or the operating partnership and which does not violate the explicit prohibitions set forth in the partnership agreement.

Amendment with the Consent of the Limited Partners

The general partner may amend the partnership agreement only with the consent of the limited partners in certain circumstances. See “—Restrictions on General Partner’s Authority.”

Procedures for Actions and Consents of Partners

Meetings of the partners may be called only by the general partner. Notice of any such meeting will be given to all partners not less than seven days nor more than 60 days prior to the date of such meeting. Partners may vote in person or by proxy at such meeting. Each meeting of partners will be conducted by the general partner or such other person as it may appoint pursuant to such rules for the conduct of the meeting as it or such other person deems appropriate in its sole and absolute discretion. Whenever the vote or consent of partners is permitted or required under the partnership agreement, such vote or consent may be given at a meeting of partners or may be given by written consent. Any action required or permitted to be taken at a meeting of the partners may be taken without a meeting if a written consent setting forth the action so taken is signed by partners holding a majority of outstanding partnership interests (or such other percentage as is expressly required by the partnership agreement for the action in question).

Dissolution

The operating partnership will dissolve, and its affairs will be wound up, upon the first to occur of any of the following:

•

an event of withdrawal, as defined in the Delaware Revised Uniform Limited Partnership Act, including, without limitation, bankruptcy, of us unless, within ninety days after the withdrawal, a majority in interest of the partners agree in writing, in their sole and absolute discretion, to continue the business of the operating partnership and to the appointment, effective as of the date of withdrawal, of a successor general partner;

•	an election to dissolve the operating partnership made by the general partner in its sole and absolute discretion, with or without the consent of the partners;

•	the entry of a decree of judicial dissolution of the operating partnership pursuant to the provisions of the Delaware Revised Uniform Limited Partnership Act;

•

the occurrence of any sale or other disposition of all or substantially all of the assets of the operating partnership or a related series of transactions that, taken together, result in the sale or other disposition of all or substantially all of the assets of the operating partnership; or

•	the redemption, or acquisition by us, of all partnership interests other than partnership interests held by us.

Upon dissolution we, the general partner, or, in the event that there is no remaining general partner, a liquidator will proceed to liquidate the assets of the operating partnership and apply the proceeds from such liquidation in the order of priority set forth in the partnership agreement.

EXCHANGE OF COMMON UNITS FOR COMMON STOCK

For purposes of this section, references to “we,” “our,” “us” and “our company” refer only to Douglas Emmett, Inc.

Terms of the Exchange

After fourteen months of becoming a holder of common units, each limited partner (other than us) and some assignees have the right, subject to the terms and conditions set forth in the partnership agreement, to require the operating partnership to redeem all or a portion of the common units held by such party in exchange for a cash amount as determined in accordance with the partnership agreement. The operating partnership’s obligation to effect a redemption, however, will not arise or be binding against the operating partnership unless and until we decline or fail to exercise our prior and independent right to purchase such common units for shares of our common stock, pursuant to the partnership agreement.

On or after December, 30, 2007 the selling stockholders may require our operating partnership to redeem their common units for cash by delivering to us a notice of redemption. Upon receipt of the notice of redemption, we may, in our sole and absolute discretion, subject to the limitations on ownership and transfer of our common stock set forth in our charter, acquire some or all of the tendered common units from the tendering party in exchange for shares of our common stock, based on an exchange ratio of one common share for each unit, subject to adjustment as provided in the partnership agreement for the operating partnership.

The holders of common units which may be exchanged for shares of our common stock issued under this prospectus, together with those stockholders who received shares of our common stock in the formation transactions, are referred to as the “selling stockholders.” The selling stockholders hold an aggregate of 47,293,455 common units.

Once we receive a notice of redemption from a limited partner holding common unit(s), we will determine whether to purchase the tendering partner’s common units for shares of our common stock. We will promptly notify the tendering partner if we decide to purchase the tendering partner’s common units for shares of our common stock. Any shares of our common stock that we issue will be duly authorized, validly issued, fully paid and nonassessable shares, free of any pledge, lien, encumbrance or restriction derivative of us or the operating partnership other than those provided in:

•	our charter;

•	our bylaws;

•	the Securities Act; and

•	relevant state securities or blue sky laws.

Each tendering partner will continue to own all common units subject to any redemption or exchange, and be treated as a limited partner with respect to the common units for all purposes, until the common units are either paid for by the operating partnership (in the case of a redemption for cash) or transferred to us and paid for by the issuance of shares of our common stock (in the case of a purchase by us of such tendering partner’s common units). Until that time, the limited partner will have no rights as one of our stockholders with respect to the shares issued under this prospectus.

Conditions to the Exchange

We will issue shares of our common stock in exchange for common units to a tendering partner if each of the following conditions is satisfied or waived:

•	the exchange would not cause the tendering partner or any other person to violate the ownership limit set forth in our charter or any other provision of our charter;

•	the exchange is for at least 1,000 common units, or, if less than 1,000 common units, all of the common units held by the tendering partner;

•

if the redemption is effected during the period after the record date that we established for a distribution from our operating partnership to its partners and before the record date that we established for a distribution to our common stockholders, such tendering partner must pay to the general partner an amount in cash equal to the portion of the distribution received from the operating partnership in respect of the tendered common units exchanged for our Shares, insofar as such distribution relates to the same period for which such tendering party would receive a distribution in respect of such shares; and

•

the consummation of any redemption or exchange will be subject to the expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

Comparison of the Rights, Privileges and Preferences of Ownership of Common Units and Common Stock

Generally, the nature of an investment in our common stock is similar in several respects to an investment in common units of our operating partnership. Holders of our common stock and holders of common units generally receive the same distributions. Common stockholders and holders of common units generally share in the risks and rewards of ownership in our business conducted through our operating partnership. However, there are differences between ownership of common units and ownership of our common stock, some of which may be material to investors.

The information below highlights a number of the significant differences between our operating partnership and us relating to, among other things, form of organization, management control, voting and consent rights, liquidity and federal income tax considerations. These comparisons are intended to assist limited partners in understanding how their investment changes if they exchange their common units for shares of our common stock. This discussion is summary in nature and does not constitute a complete discussion of these matters, and holders of common units should carefully review the rest of this prospectus and the registration statement of which this prospectus is a part, and the documents we incorporate by reference as exhibits to the registration statement of which this prospectus is a part, particularly our charter, our bylaws and the partnership agreement, for additional important information about us.

DOUGLAS EMMETT PROPERTIES, LP

DOUGLAS EMMETT, INC.

Form of Organization and Assets Owned

Our operating partnership is organized as a Delaware limited partnership. Substantially all of our assets are held by, and our operations run through, our operating partnership. Our operating partnership’s purpose is to conduct any business that may be lawfully conducted by a limited partnership organized pursuant to the Delaware Revised Uniform Limited Partnership Act, provided that it must conduct its business in a manner that allows us to maintain our qualification as a REIT, unless we cease to qualify as a REIT for reasons other than the conduct of the business of our operating partnership.

We are a Maryland corporation. We elected to be taxed as a REIT under the Code, commencing with our taxable year ending December 31, 2006 and we currently intend to maintain our qualification as a REIT. Under our charter, we may engage in any lawful act or activity permitted by the MGCL. Our only substantial assets are our interests in the general partner of our operating partnership and our ownership of limited partnership units in the operating partnership, which gives us an indirect investment in the properties of the operating partnership.

Additional Equity

The general partner of our operating partnership is a wholly owned subsidiary of ours and has the ability to cause our operating partnership to issue additional units representing general and limited partnership interests. These additional units may include limited partnership units with terms, provisions and rights that are preferential to those of the existing partnership units. In addition, we may issue additional shares of our common stock, preferred stock or convertible securities, but, subject to certain limited exceptions as set forth in the partnership agreement, only if we cause our operating partnership to issue to us partnership interests or rights, options, warrants or convertible or exchangeable securities of our operating

Our board of directors may issue, in its discretion, additional shares of common stock or additional shares of preferred stock, provided that such additional shares do not exceed the authorized number of shares of stock stated in our charter. Our charter authorizes our board of directors to increase the aggregate number of authorized shares or the number of authorized shares of any class or series without stockholder approval. As long as our operating partnership is in existence, we are required by the partnership agreement to contribute to our operating partnership, in exchange for units in our operating partnership, the proceeds of all equity capital raised by us, subject to certain limited exceptions as set forth in the partnership agreement.

DOUGLAS EMMETT PROPERTIES, LP

DOUGLAS EMMETT, INC.

partnership having designations, preferences and other rights, so that the economic interests of our operating partnership’s interests issued are substantially similar to the securities that we have issued.

Management Control

As the sole owner of the sole general partner of our operating partnership (and as the sole “special limited partner” of the operating partnership), we exercise exclusive and complete responsibility and discretion in the day-to-day management and control of the operating partnership. We can cause our operating partnership to enter into major transactions, including acquisitions, dispositions and refinancings, subject to certain limited exceptions. The other limited partners of our operating partnership may not transact business for, or participate in the management activities or decisions of, our operating partnership, except as provided in the partnership agreement and as required by applicable law. The limited partners of our operating partnership expressly acknowledged that Douglas Emmett Management Inc., as general partner of the operating partnership, and us, as the sole owner of the general partner and “special limited partner”, are acting for the benefit of our operating partnership, the limited partners and our stockholders collectively. Our company is under no obligation to give priority to the separate interests of the limited partners in deciding whether to cause our operating partnership to take or decline to take any actions.

Under our charter and bylaws:

•	our business and affairs shall be managed under the direction of our board of directors, except as may be conferred on or reserved to the stockholders by statute or by our charter or bylaws;

•	at each annual meeting of stockholders, our stockholders elect directors for one-year terms, serving until the next annual meeting and until their successors are duly elected and qualify;

•

if our board of directors determines that it is no longer in our best interests to continue to be qualified as a REIT, the board of directors may revoke or otherwise terminate our REIT election pursuant to Section 856(g) of the Code;

•

our charter may be amended only if the amendment is declared advisable by our board of directors and approved by the affirmative vote of a majority of all the votes entitled to be cast on the matter (except for amendments specified in our charter as requiring a two-thirds vote and except for those amendments permitted to be made without stockholder approval under Maryland law or by specific provision in the charter); and

•	our board of directors has the exclusive power to adopt, alter or repeal any provision of our bylaws and to make new bylaws.

Duties of General Partners and Directors

Under Delaware law, the general partner of the partnership is accountable to the partnership as a fiduciary and, consequently, is required to exercise good faith and integrity in all of its dealings with respect to partnership affairs. The partnership agreement generally provides that we, as sole stockholder of the general partner, the general partner, and any of our respective directors or officers will incur no liability to the operating partnership, or any

Under Maryland law, our directors must perform their duties in good faith, in a manner that they reasonably believe to be in our best interests and with the care that an ordinarily prudent person in a like position would use under similar circumstances. Directors who act in this manner generally will not be liable to us for monetary damages arising from their activities. As permitted by Maryland law, our charter contains a provision limiting the liability of its

DOUGLAS EMMETT PROPERTIES, LP

DOUGLAS EMMETT, INC.

limited partner or assignee, for losses sustained or liabilities incurred or benefits not derived as a result of errors in judgment, mistakes of law or of any act or omission if we, the general partner or such officer or director acted in good faith.

Additionally, subject to certain exceptions as set forth in the partnership agreement, the partnership agreement also provides for the indemnification, to the fullest extent permitted by law, of us, as the special limited partner, of the general partner, of our directors and officers, and of such other persons as the general partner may from time to time designate against any and all losses, claims, damages, liabilities, joint or several, expenses, judgments, fines, settlements and other amounts arising from any and all claims, demands, actions, suits or proceedings in which such person may be involved that relate to the operations of the operating partnership. (See “Description of the Partnership Agreement of Douglas Emmett Properties, LP—Exculpation and Indemnification of Us” above).

directors and officers to the corporation and its stockholders for money damages except for liability resulting from actual receipt of an improper benefit or profit in money, property or services or active and deliberate dishonesty established by a final judgment as being material to the cause of action.

Additionally, our charter authorizes us, and our bylaws require us, to the maximum extent permitted by Maryland law, to indemnify any present or former director or officer or any individual who, while a director or officer of our company serves or has served at our request as a director, officer, partner or trustee of another corporation, real estate investment trust, partnership, joint venture, trust, employee benefit plan or other enterprise against any liability related to his or her service in such capacity and to pay or reimburse his or her reasonable expenses in advance of a final disposition of a proceeding without requiring a preliminary determination of the ultimate entitlement to indemnification. (See “Material Provisions of Maryland Law and of Our Charter and Bylaws—Indemnification and Limitation of Directors’ and Officers’ Liability” below.)

Anti-Takeover Provisions

The general partner of our operating partnership exercises exclusive and complete responsibility and discretion in its day-to-day management and control. A general partner may not be removed by a limited partner with or without cause, except with the consent of the general partner.

The partnership agreement provides that our company may not engage in certain specified termination transactions, unless in connection with such transaction either:

(A) all limited partners will receive, or have the right to elect to receive, for each common unit an amount of cash, securities, or other property equal to the product of:

•	the number of shares of our common stock into which each common unit is then exchangeable (subject to adjustment as provided in the partnership agreement), and

Certain provisions of our charter and our bylaws could delay, defer or prevent a transaction or a change of control of our company that might involve a premium price for our stockholders or otherwise be in their best interest. These provisions include:

•	authorized stock that our board of directors may issue in its discretion as preferred stock with voting and other rights superior to our common stock;

•

a requirement that members of our board of directors may be removed only for cause and then only by the affirmative vote of two-thirds of the votes entitled to be cast generally in the election of directors;

•	restrictions on the ownership or transferability of our stock for any purpose, including in order for us to maintain our status as a REIT;

•	a requirement that nominations of persons for election to our board of directors and proposals of

DOUGLAS EMMETT PROPERTIES, LP

DOUGLAS EMMETT, INC.

•

the greatest amount of cash, securities or other property paid to the holder of one share of our common stock in consideration of one share of our common stock pursuant to such termination transaction,

provided that, if, in connection with such termination transaction, a purchase, tender or exchange offer is made to and accepted by the holders of more than 50% of the outstanding shares of our common stock, each holder of units in our operating partnership (other than the units in our operating partnership held by us) will receive, or will have the right to elect to receive, the greatest amount of cash, securities, or other property which such holder would have received had it exercised its redemption right and received shares of our common stock in exchange for its common units immediately prior to the expiration of such purchase, tender or exchange offer and accepted such purchase, tender or exchange offer; or

(B) the following conditions are met:

•

substantially all of the assets of the surviving entity (other than the units in our operating partnership held by us) are owned directly or indirectly by our operating partnership or another limited partnership or limited liability company that is the surviving partnership of a merger, consolidation or combination of assets with our operating partnership;

•

the holders of units in our operating partnership own a percentage interest of the surviving partnership based on the relative fair market value of the net assets of our operating partnership and the other net assets of the surviving partnership immediately prior to the consummation of such termination transaction;

•

the rights, preferences and privileges of such unit holders in the surviving partnership are at least as favorable to those in effect immediately prior to the consummation of such termination transaction and as those applicable to any other limited partners or non-managing members of the surviving partnership; and

•

the limited partners have the right to either (i) exchange their interests in the surviving partnership for either the consideration available to the common limited partners pursuant to paragraph (A) in this section, or (ii) redeem their units for cash on terms equivalent to those in other business to be considered by our stockholders at the annual meeting may be made only:

•	pursuant to our notice of the meeting;

•	by or at the direction of our board of directors; or

•

by any stockholder who was a stockholder of record both at the time of giving of notice and at the time of the annual meeting, who is entitled to vote at the meeting and who complied with the applicable notice procedures.

Likewise, if our board of directors were to opt in to the business combination provisions of the MGCL or if the provision in our bylaws opting out of the control share acquisition provisions of the MGCL were rescinded, these provisions of the MGCL could have similar anti-takeover effects.

DOUGLAS EMMETT PROPERTIES, LP

DOUGLAS EMMETT, INC.

effect with respect to their units immediately prior to the consummation of such transaction, or, if the ultimate controlling person of the surviving partnership has publicly traded common equity securities, shares of those common equity securities, at an exchange ratio based on the relative fair market value of those securities and our common stock.

Voting and Consent Rights

Under the partnership agreement, all management powers over the business and affairs of our operating partnership are exclusively vested in the general partner, and no limited partner (other than us in our capacity as the sole member of the general partner) shall have any right to participate in or exercise control or management power over the business and affairs of our operating partnership, including voting or consent rights. However, certain amendments to the partnership agreement, as well as certain termination transactions, require consent from the limited partners, as set forth below.

Our business and affairs are managed under the direction of our board of directors. Stockholders elect the directors to one-year terms at our annual meetings. Maryland law requires that some major corporate transactions, including our dissolution and most mergers, sales of substantially all of our assets and amendments to our charter, may not be consummated unless advised by our board of directors and approved by our stockholders as set forth below. All holders of our common stock have one vote per share. Our charter permits our board of directors to classify and issue preferred stock in one or more classes or series having voting rights that may differ from those of our common stock.

A. Amendment of the Partnership Agreement or Our Charter and Bylaws

Generally, the partnership agreement may be amended, modified or terminated with the approval of the general partner and approval of the limited partners holding greater than 50% of all outstanding units (including the units held by us). The general partner has the power to unilaterally make certain amendments to the partnership agreement without obtaining the consent of the limited partners as may be required to:

•	add to its obligations as general partner or surrender any right or power granted to it as general partner or to any of its affiliates for the benefit of the limited partners;

•	reflect the admission, substitution or withdrawal of partners or the termination of the operating partnership in accordance with the terms of the partnership agreement;

•

reflect a change of an inconsequential nature that does not adversely affect the limited partners in any material respect, or cure any ambiguity, correct or supplement any provisions of the partnership agreement not inconsistent with law

Our charter may generally be amended only if the amendment is declared advisable by our board of directors and approved by the affirmative vote of a majority of all the votes entitled to be cast on the matter. The provisions of our charter relating to the removal of directors and the vote required to approve mergers, sales of substantially all of our assets and other extraordinary transactions may be amended only if such amendment is declared advisable by our board of directors and approved by the affirmative vote of the holders of shares entitled to cast not less than two-thirds of all of the votes entitled to be cast on the matter. Our board has the exclusive power to adopt, alter, or repeal any provision of our bylaws and make new bylaws.

DOUGLAS EMMETT PROPERTIES, LP

DOUGLAS EMMETT, INC.

or with other provisions of the partnership agreement, or make other changes concerning matters under the partnership agreement that will not otherwise be inconsistent with the partnership agreement or law;

•	satisfy any requirements, conditions or guidelines of federal or state law;

•	reflect changes that are reasonably necessary for us to maintain our status as a REIT;

•	modify the manner in which capital accounts are computed; or

•	reflect the issuance of additional partnership interests as permitted under the partnership agreement.

Amendments that would, among other things, convert a limited partner’s interest into a general partner’s interest, modify the limited liability of a limited partner, alter a partner’s right to receive any distributions or allocations of profits or losses or materially alter or modify the redemption rights described below must be approved by each limited partner that would be adversely affected by such amendment. In addition, without the written consent of a majority of the units held by limited partners, the general partner may not do any of the following:

•	take any action in contravention of an express prohibition or limitation contained in the partnership agreement;

•	enter into or conduct any business other than in connection with its role as general partner of our operating partnership;

•	acquire an interest in real or personal property other than through our operating partnership, subject to certain exceptions as set forth in the partnership agreement; or

•	withdraw from our operating partnership or transfer any portion of our general partnership interest.

DOUGLAS EMMETT PROPERTIES, LP

DOUGLAS EMMETT, INC.

B. Dissolution of Douglas Emmett Properties, LP or Douglas Emmett, Inc.

Our operating partnership will dissolve, and its affairs will be wound up, upon the first to occur of the following:

•

an event of withdrawal, as defined in the Delaware Revised Uniform Limited Partnership Act, including, without limitation, bankruptcy, of the general partner unless, within ninety days after the withdrawal, a majority in interest of the partners agree in writing, in their sole and absolute discretion, to continue the business of the operating partnership and to the appointment, effective as of the date of withdrawal, of a successor general partner;

•	an election to dissolve the operating partnership made by the general partner in its sole and absolute discretion, with or without the consent of the partners;

•	the entry of a decree of judicial dissolution of the operating partnership pursuant to the provisions of the Delaware Revised Uniform Limited Partnership Act;

•

the occurrence of any sale or other disposition of all or substantially all of the assets of the operating partnership or a related series of transactions that, taken together, result in the sale or other disposition of all or substantially all of the assets of the operating partnership; or

•	the redemption, or acquisition by us, of all partnership interests other than partnership interests held by us.

Under applicable Maryland law, a decision causing us to dissolve requires:

•	approval by a majority of our entire board of directors; and

•	approval by holders of our stock entitled to cast at least two-thirds of the total number of votes entitled to be cast on the matter.

C. Vote Required to Merge, Consolidate or Sell Assets

The partnership agreement provides that the general partner may generally sell the assets of the operating partnership without the consent of the limited partners. The partnership agreement provides, however, that our company may not engage in certain termination transactions unless certain conditions are met (see “—Anti-Takeover Provisions” above).

Under Maryland law, the sale of all or substantially all our assets or our merger or consolidation generally requires the approval of:

•	a majority of the members of our board of directors; and

•	the holders of our stock entitled to cast two-thirds of the votes entitled to be cast on the matter.

DOUGLAS EMMETT PROPERTIES, LP

DOUGLAS EMMETT, INC.

Compensation, Fees and Distributions

Neither we nor the general partner receive any compensation for our services as special limited partner or general partner, respectively, of the operating partnership. As a partner, however, we have a right to allocations and distributions similar to other partners. In addition, our operating partnership will reimburse us and the general partner for certain expenses incurred as enumerated in the partnership agreement.

Our officers receive compensation for their services.

Our directors who are employees of our company or our subsidiaries do not receive additional compensation for their services as directors. Upon initial election to our board of directors, each of our current non-employee directors received an initial one-time grant of 7,500 units in our long-term incentive plan that vest ratably over a three-year period. Our non-employee directors receive an annual fee of $50,000, paid in units in our long term incentive plan or, at the election of the director, up to one-half of such amount paid quarterly in cash. Any non-employee director who also serves as chairman of our audit committee receives an additional annual fee of $15,000, and any non-employee director who also serves as chairman of our compensation committee or the governance committee receives an additional annual fee of $10,000, paid in cash on a quarterly basis. We also pay non-employee directors a cash fee of $1,500 for each meeting of our board of directors attended and a cash fee of $1,000 for each committee meeting attended. We also reimburse all directors for reasonable expenses incurred to attend meetings of our board of directors or committees.

Liability of Investors

Under applicable Delaware law, a limited partner is generally not liable for the obligations of our operating partnership, unless the limited partner is also a general partner or, in addition to the exercise of the limited partner’s rights and powers as a limited partner, the limited partner takes part in the control of the business. The liability of the limited partners for debts and obligations is generally limited to the amount of their current investment in our operating partnership, measured as an amount equal to their respective capital account balance. Under the partnership agreement, limited partners have no liability except as expressly provided for therein or under Delaware law.

Under Maryland law, our stockholders generally are not personally liable for our debts or obligations.

Liquidity

Until the day prior to the fourteen-month anniversary of such person becoming a partner, each partner has agreed not to sell, assign, encumber or

A stockholder is entitled to freely transfer the shares of our common stock received in exchange for common units, subject to prospectus delivery and other

DOUGLAS EMMETT PROPERTIES, LP

DOUGLAS EMMETT, INC.

otherwise dispose of its common units in our operating partnership except (i) for certain limited exceptions relating to a transfer of interests in the operating partnership by us or the general partner as set forth in the partnership agreement, (ii) to an affiliate of the transferring limited partner, immediate family members, a trust for the benefit of a charitable beneficiary, or a lending institution as collateral for a bona fide loan, subject to certain limitations or (iii) with the consent of the general partner. After the aforementioned fourteen-month anniversary, any transfer of common units by the limited partners will be subject to a right of first refusal by us and must (i) be made only to “accredited investors” as defined under Rule 501 of the Securities Act and (ii) comply with the additional restrictions set forth in the partnership agreement.

requirements for registered securities and subject to the ownership limit and the other restrictions on ownership and transfer of shares of our stock contained in our charter. Our common stock is listed on the NYSE. The success of the secondary market for shares of our common stock depends, among other things, upon the number of shares outstanding, our financial results and prospects, the general interest in us and other real estate investments and our dividend yield compared to that of other debt and equity securities.

Taxes

Our operating partnership itself is not subject to federal income taxes. Instead, each holder of units includes its allocable share of partnership taxable income or loss in determining its individual federal income tax liability. Income and loss generally is subject to “passive activity” limitations. Under the “passive activity” rules, partners can generally offset income and loss that is considered “passive” against income and loss from other investments that constitute “passive activities.”

Partnership cash distributions are generally not taxable to a holder of units except to the extent they exceed the holder’s basis in its partnership interest, which will include such holder’s allocable share of nonrecourse debt.

Holders of units are required, in some cases, to file state income tax returns and/or pay state income taxes in the states in which our operating partnership owns property, even if they are not residents of those states.

As long as we qualify as a REIT, we generally will not be required to pay federal corporate income taxes on our net income that is currently distributed to our stockholders. In addition, distributions out of our current or accumulated earnings and profits, other than capital gain dividends discussed below, generally will constitute dividends taxable to our taxable U.S. stockholders as ordinary income and will not be eligible for the dividends-received deduction in the case of U.S. stockholders that are corporations. In addition, these distributions generally will not be eligible for treatment as “qualified dividend income” for individual U.S. stockholders. Distributions that we properly designate as capital gain dividends will be taxable to our taxable U.S. stockholders as gain from the sale or disposition of a capital asset, to the extent that such gain does not exceed our actual net capital gain for the taxable year.

Distributions we make and gain arising from the sale or exchange by a U.S. stockholder of our shares will not be treated as passive activity income. As a result, U.S. stockholders generally will not be able to apply any “passive losses” against this income or gain.

Stockholders who are individuals generally will not be required to file state income taxes and/or pay state income taxes outside of their state of residence with respect to our operations and distributions. We may be required to pay state income taxes in various states.

MATERIAL PROVISIONS OF MARYLAND LAW AND OF OUR CHARTER AND BYLAWS

The following summary of certain provisions of Maryland law and of our charter and bylaws does not purport to be complete and is subject to and qualified in its entirety by reference to Maryland law and our charter and bylaws, copies of which we have previously filed with the SEC and which we incorporate by reference as exhibits to the registration statement of which this prospectus is a part. See “Where You Can Find More Information.”

Our Board of Directors

Our bylaws provide that the number of directors of our company may be established by our board of directors but may not be fewer than the minimum number permitted under the MGCL or more than 15. Except as may be provided by our board of directors in setting the terms of any class or series of stock, any vacancy may be filled only by a vote of a majority of the remaining directors, even if the remaining directors do not constitute a quorum. Any director elected to fill a vacancy shall serve for the remainder of the full term of the directorship in which the vacancy occurred and until a successor is elected and qualifies.

Pursuant to our charter, each of our directors is elected by our stockholders to serve until the next annual meeting and until their successors are duly elected and qualify. Holders of shares of our common stock will have no right to cumulative voting in the election of directors. Consequently, at each annual meeting of stockholders, the holders of a majority of the shares of our common stock will be able to elect all of our directors.

Removal of Directors

Our charter provides that a director may be removed only for cause (as defined in our charter) and only by the affirmative vote of at least two-thirds of the votes entitled to be cast generally in the election of directors. This provision, when coupled with the exclusive power of our board of directors to fill vacant directorships, precludes stockholders from removing directors except upon the existence of cause for removal and a substantial affirmative vote and filling the vacancies created by such removal with their own nominees before the next annual meeting of stockholders.

Business Combinations

Under the MGCL, certain “business combinations” (including a merger, consolidation, share exchange or, in certain circumstances, an asset transfer or issuance or reclassification of equity securities) between a Maryland corporation and an interested stockholder (defined as any person who beneficially owns 10% or more of the voting power of the corporation’s shares or an affiliate of the corporation who, at any time within the two-year period prior to the date in question, was the beneficial owner of 10% or more of the voting power of the then-outstanding voting stock of the corporation), or an affiliate of an interested stockholder are prohibited for five years after the most recent date on which the interested stockholder becomes an interested stockholder. A person is not an interested stockholder under the statute if the board of directors approved in advance the transaction by which the person otherwise would have become an interested stockholder. Our board of directors may provide that its approval is subject to compliance with any terms and conditions determined by it.

Any such business combination entered into after the five-year prohibition must be recommended by the board of directors of such corporation and approved by the affirmative vote of at least (a) 80% of the votes entitled to be cast by holders of outstanding shares of voting stock of the corporation and (b) two-thirds of the votes entitled to be cast by holders of voting stock of the corporation other than shares held by the interested stockholder with whom (or with whose affiliate) the business combination is to be effected, unless, among other conditions, the corporation’s common stockholders receive a minimum price (as defined in the MGCL) for their shares and the consideration is received in cash or in the same form as previously paid by the interested stockholder for its shares.

These provisions of the MGCL do not apply, however, to business combinations that are approved or exempted by a board of directors prior to the time that the interested stockholder becomes an interested stockholder. Our board of directors has elected to opt out of the business combination provisions of the MGCL; however, our board of directors may elect to opt in to such provisions at any time.

Control Share Acquisitions

The MGCL provides that “control shares” of a Maryland corporation acquired in a “control share acquisition” have no voting rights except to the extent approved at a special meeting by the affirmative vote of two-thirds of the votes entitled to be cast on the matter, excluding shares of stock in a corporation in respect of which any of the following persons is entitled to exercise or direct the exercise of the voting power of shares of stock of the corporation in the election of directors: (i) a person who makes or proposes to make a control share acquisition, (ii) an officer of the corporation or (iii) an employee of the corporation who is also a director of the corporation. “Control shares” are voting shares of stock which, if aggregated with all other such shares of stock previously acquired by the acquiror or in respect of which the acquiror is able to exercise or direct the exercise of voting power (except solely by virtue of a revocable proxy), would entitle the acquiror to exercise voting power in electing directors within one of the following ranges of voting power: (i) one-tenth or more but less than one-third, (ii) one-third or more but less than a majority or (iii) a majority or more of all voting power. Control shares do not include shares the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval. A “control share acquisition” means the acquisition of control shares, subject to certain exceptions.

A person who has made or proposes to make a control share acquisition, upon satisfaction of certain conditions (including an undertaking to pay expenses), may compel our board of directors to call a special meeting of stockholders to be held within 50 days of demand to consider the voting rights of the shares. If no request for a meeting is made, the corporation may itself present the question at any stockholders meeting.

If voting rights are not approved at the meeting or if the acquiring person does not deliver an acquiring person statement as required by the statute, then, subject to certain conditions and limitations, the corporation may redeem any or all of the control shares (except those for which voting rights have previously been approved) for fair value determined, without regard to the absence of voting rights for the control shares, as of the date of the last control share acquisition by the acquiror or of any meeting of stockholders at which the voting rights of such shares are considered and not approved. If voting rights for control shares are approved at a stockholders meeting and the acquiror becomes entitled to vote a majority of the shares entitled to vote, all other stockholders may exercise appraisal rights. The fair value of the shares as determined for purposes of such appraisal rights may not be less than the highest price per share paid by the acquiror in the control share acquisition.

The control share acquisition statute does not apply (a) to shares acquired in a merger, consolidation or share exchange if the corporation is a party to the transaction or (b) to acquisitions approved or exempted by the charter or bylaws of the corporation.

Our bylaws contain a provision exempting from the control share acquisition statute any and all acquisitions by any person of our common stock. However, the board of directors can, at any time, elect to have these provisions of the MGCL apply to our company by amending our bylaws. There can be no assurance that such provision will not be amended or eliminated at any time in the future.

Subtitle 8

Title 3, Subtitle 8 of the MGCL permits a Maryland corporation with a class of equity securities registered under the Securities Exchange Act of 1934 and at least three independent directors to elect to be subject, by provision in its charter or bylaws or a resolution of its board of directors and notwithstanding any contrary provision in the charter or bylaws, to any of (1) a classified board of directors, (2) a two-thirds vote requirement for removing a director, (3) a requirement that the number of directors be fixed only by vote of the directors, (4) a requirement that a vacancy on the board of directors be filled only by the remaining directors and for the remainder of the full term of the class of directors in which the vacancy occurred, or (5) a majority requirement for the calling of a special meeting of stockholders. Pursuant to Subtitle 8, we have elected to provide that vacancies on our board of directors may be filled only by the remaining directors and for the remainder of the full term of the directorship in which the vacancy occurred. Through provisions in our charter and bylaws unrelated to Subtitle 8, we already require a two-thirds vote for the removal of any director from the board of directors, vest in the board of directors the exclusive power to fix the number of directorships and require, unless called by the chairman of our board of directors, our president, our chief executive officer or our board of directors, the request of holders of a majority of outstanding shares to call a special meeting.

Interested Director and Officer Transactions

Pursuant to the MGCL, a contract or other transaction between us and a director or between us and any other corporation or other entity in which any of our directors is a director or has a material financial interest is not void or voidable solely on the grounds of such common directorship or interest, the presence of such director at the meeting at which the contract or transaction is authorized, approved or ratified or the counting of the director’s vote in favor thereof, if:

•

the fact of the common directorship or interest is disclosed to our board of directors or a committee of our board, and our board or committee authorizes, approves or ratifies the transaction or contract by the affirmative vote of a majority of disinterested directors, even if the disinterested directors constitute less than a quorum;

•

the fact of the common directorship or interest is disclosed to our stockholders entitled to vote thereon, and the transaction or contract is authorized, approved or ratified by a majority of the votes cast by the stockholders entitled to vote other than the votes of shares owned of record or beneficially by the interested director or corporation or other entity; or

•	the transaction or contract is fair and reasonable to us.

Furthermore, under Delaware law (where our operating partnership is formed), the general partner has a fiduciary duty to our operating partnership and, consequently, such transactions also are subject to the duties of care and loyalty that our general partner owes to limited partners in our operating partnership (to the extent such duties have not been eliminated pursuant to the terms of the partnership agreement). We have adopted a policy which requires that all contracts and transactions between us, our operating partnership or any of our subsidiaries, on the one hand, and any of our directors or executive officers or any entity in which such director or executive officer is a director or has a material financial interest, on the other hand, must be approved by the affirmative vote of a majority of the disinterested directors on our Nominating and Corporate Governance Committee, even if less than a quorum. Where appropriate in the judgment of the disinterested directors, our board of directors may obtain a fairness opinion or engage independent counsel to represent the interests of non-affiliated security holders, although our board of directors will have no obligation to do so.

Amendment to Our Charter

Our charter, other than its provisions on removal of directors and the vote required for extraordinary transactions, generally may be amended only if such amendment is declared advisable by our board of directors and approved by the affirmative vote of the stockholders entitled to cast not less than a majority of all of the votes entitled to be cast on the matter. The provisions of our charter relating to the removal of directors and the vote required for extraordinary transactions may be amended only if such amendment is declared advisable by our board of directors and approved by the affirmative vote of the stockholders entitled to cast not less than two-thirds of all of the votes entitled to be cast on the matter.

Transactions Outside the Ordinary Course of Business

We generally may not merge with or into another company, sell all or substantially all of our assets (including our assets and our subsidiaries’ assets taken as a whole), engage in a share exchange or engage in similar transactions outside the ordinary course of business unless the transaction is declared advisable by our board of directors and approved by the affirmative vote of the stockholders entitled to cast not less than two-thirds of all of the votes entitled to be cast on the matter. However, many of our operating assets are held by the operating partnership and other subsidiaries of us, and these subsidiaries may be able to merge or sell all or substantially all of their assets without the approval of our stockholders.

Dissolution of Our Company

The dissolution of our company must be declared advisable by a majority of our entire board of directors and approved by the affirmative vote of the holders of not less than two-thirds of all of the votes entitled to be cast on the matter.

Advance Notice of Director Nominations and New Business

Our bylaws provide that:

•	with respect to an annual meeting of stockholders, nominations of individuals for election to our board of directors and the proposal of business to be considered by stockholders may be made only:

•	pursuant to our notice of the meeting;

•	by or at the direction of our board of directors; or

•	by a stockholder who is entitled to vote at the meeting and has complied with the advance notice procedures set forth in our bylaws.

•

with respect to special meetings of stockholders, only the business specified in our company’s notice of meeting may be brought before the meeting of stockholders and nominations of individuals for election to our board of directors may be made only:

•	pursuant to our notice of the meeting;

•	by or at the direction of our board of directors; or

•

provided that our board of directors has determined that directors shall be elected at such meeting, by a stockholder who is entitled to vote at the meeting and has complied with the advance notice provisions set forth in our bylaws.

Anti-takeover Effect of Certain Provisions of Maryland Law and of Our Charter and Bylaws

The provisions of our charter relating to the removal of directors, the restrictions on ownership and transfer of our stock and the advance notice provisions of the bylaws could delay, defer or prevent a transaction or a change of control of our company that might involve a premium price for holders of our common stock or otherwise be in their best interest. Likewise, if our company’s board of directors were to opt into the business combination provisions of the MGCL, the classified board provision of Subtitle 8 or if the provision in the bylaws opting out of the control share acquisition provisions of the MGCL were rescinded, these provisions of the MGCL could have similar anti-takeover effects.

Ownership Limit

Our charter provides that, subject to the exceptions described above, no person or entity may beneficially own, or be deemed to own by virtue of the applicable constructive ownership provisions of the Code, more than 5.0% in value of the aggregate of our outstanding shares of stock or more than 5.0% in value or number of shares, whichever is more restrictive, of the outstanding shares of our common stock. We refer to these restrictions as the “ownership limits.” In addition, no person may beneficially or constructively own shares of our stock that would result in us being “closely held” under Section 856(h) of the Code or otherwise fail to qualify as a REIT and no person may transfer shares of our stock if as a result of such transfer, our stock would be beneficially owned by fewer than 100 persons. For a fuller description of this restriction and the constructive ownership rules, see “Description of Securities—Restrictions on Transfer.”

Indemnification and Limitation of Directors’ and Officers’ Liability

The MGCL permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages except for liability resulting from actual receipt of an improper benefit or profit in money, property or services or active and deliberate dishonesty established by a final judgment as being material to the cause of action. Our charter contains such a provision which eliminates such liability to the maximum extent permitted by Maryland law.

Our charter authorizes us, and our bylaws require us, to the maximum extent that Maryland law in effect from time to time permits, to obligate us to indemnify any present or former director or officer or any individual who, while a director or officer of our company and at our request, serves or has served another corporation, real estate investment trust, partnership, joint venture, trust, employee benefit plan or other enterprise as a director, officer, partner or trustee, from and against any claim or liability to which that individual may become subject or which that individual may incur by reason of his or her service in any such capacity and to pay or reimburse his or her reasonable expenses in advance of final disposition of a proceeding without requiring a preliminary determination of the ultimate entitlement to indemnification.

Our charter and bylaws also permit us to indemnify and advance expenses to any person who served a predecessor of ours in any of the capacities described above and to any employee or agent of our company or a predecessor of our company.

The MGCL requires a corporation (unless its charter provides otherwise, which our charter does not) to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he or she is made or threatened to be made a party by reason of his or her service in that capacity. The MGCL permits a corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made or are threatened to be made a party by reason of their service in those or other capacities unless it is established that:

•	the act or omission of the director or officer was material to the matter giving rise to the proceeding and (i) was committed in bad faith; or (ii) was the result of active and deliberate dishonesty;

•	the director or officer actually received an improper personal benefit in money, property or services; or

•	in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful.

However, under the MGCL, a Maryland corporation may not indemnify for an adverse judgment in a suit by or in the right of the corporation or for a judgment of liability on the basis that personal benefit was improperly received, unless in either case a court orders indemnification and then only for expenses.

In addition, the MGCL permits a corporation to advance reasonable expenses to a director or officer upon the corporation’s receipt of:

•	a written affirmation by the director or officer of his good faith belief that he has met the standard of conduct necessary for indemnification by the corporation; and

•

a written undertaking by the director or officer or on the director’s or officer’s behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that the director or officer did not meet the standard of conduct.

The partnership agreement provides that we, as the special limited partner, and our officers and directors are indemnified to the fullest extent permitted by Delaware law. See “Description of the Partnership Agreement of Douglas Emmett Properties, LP—Exculpation and Indemnification of Us.” We have also entered into an indemnification agreement with each of our executive officers and directors that obligate us to indemnify them to the maximum extent permitted by Maryland law.

Insofar as the foregoing provisions permit indemnification of directors, officers or persons controlling us for liability arising under the Securities Act, we have been informed that in the opinion of the SEC, this indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a general summary of the material United States federal income tax considerations related to our election to be taxed as a REIT and the material United States federal income tax considerations anticipated to be material to holders of our common stock. This summary is for general information only and is not tax advice. For purposes of this section under the heading “United States Federal Income Tax Considerations,” references to “Douglas Emmett,” “we,” “our,” and “us” mean only Douglas Emmett Inc., and not its subsidiaries, except as otherwise indicated.

This summary assumes that the common units and shares of our common stock are held as “capital assets” (generally, property held for investment within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended, or the Code). Your tax treatment will vary depending on your particular situation, and this discussion does not purport to deal with all aspects of taxation that may be relevant to a holder of common units or our common stock in light of his or her personal investment or tax circumstances, or to holders who receive special treatment under the federal income tax laws except to the extent discussed under the headings “—Taxation of Tax Exempt Stockholders” and “—Taxation of Non-United States Stockholders.” Holders of common stock receiving special treatment include, without limitation:

•	financial institutions, banks and thrifts;

•	insurance companies;

•	tax-exempt organizations;

•	“S” corporations;

•	traders in securities that elect to mark to market;

•	persons deemed to sell their common units or shares of our common stock under the constructive sale provisions of the Code;

•	partnerships or other pass-through entities and persons holding the common units or shares of our common stock through a partnership or other pass-through entity;

•	holders subject to the alternative minimum tax;

•	regulated investment companies and REITs;

•	foreign corporations or partnerships, and persons who are not residents or citizens of the United States;

•	broker-dealers or dealers in securities or currencies;

•	United States expatriates;

•	persons holding their common units or shares of our common stock as a hedge against currency risks, as part of an integrated transaction, or as a position in a straddle; or

•	United States persons whose functional currency is not the United States dollar.

The information in this summary is based on current law, including:

•	the Code;

•	current, temporary and proposed Treasury regulations promulgated under the Code;

•	the legislative history of the Code;

•	current administrative interpretations and practices of the Internal Revenue Service, or IRS; and

•	court decisions

in each case, as of the date of this prospectus. In addition, the administrative interpretations and practices of the IRS include its practices and policies as expressed in private letter rulings that are not binding on the IRS except with respect to the particular taxpayers who requested and received those rulings. Future legislation, Treasury regulations, administrative interpretations and practices and/or court decisions may adversely affect the tax considerations contained in this discussion. Any such change could apply retroactively to transactions preceding the date of the change.

We have not requested, and do not plan to request, any rulings from the IRS concerning our tax status as a REIT, and the statements in this prospectus are not binding on the IRS or any court. Thus, we can provide no assurance that the tax considerations contained in this summary will not be challenged by the IRS or will be sustained by a court if so challenged. This summary does not discuss any state, local or foreign tax considerations.

You are urged to consult your tax advisors regarding the tax consequences to you of:

•	the exchange of your common units for our common stock or cash;

•	the acquisition, ownership and sale or other disposition of our common stock, including the federal, state, local, foreign and other tax consequences;

•	our election to be taxed as a REIT for federal income tax purposes; and

•	potential changes in the applicable tax laws.

Tax Consequences of the Exercise of Redemption Rights

If you exercise your right to require our operating partnership to redeem all or part of your common units, and we elect to acquire some or all of your common units in exchange for our common stock, the exchange will be a taxable transaction. You generally will recognize gain in an amount equal to the value of the common stock received, plus the amount of liabilities of our operating partnership allocable to your common units being acquired, less your tax basis in those units. The recognition of any loss is subject to a number of limitations set forth in the Code. The character of any gain or loss as capital or ordinary will depend on the nature of the assets of our operating partnership at the time of the exchange. The tax treatment of any redemption of your units by our operating partnership for cash may be similar, depending on your circumstances.

Taxation of Douglas Emmett

General

We elected to be taxed as a REIT under Sections 856 through 860 of the Code, commencing with our taxable year ended December 31, 2006. We believe that we have been organized and have operated in a manner which will allow us to qualify for taxation as a REIT under the Code commencing with our taxable year ended December 31, 2006, and we intend to continue to be organized and operate in this manner. However, qualification and taxation as a REIT depend upon our ability to meet the various qualification tests imposed under the Code, including through actual annual operating results, asset composition, distribution levels and diversity of stock ownership. Accordingly, no assurance can be given that we have been organized and have operated, or will continue to be organized and operate, in a manner so as to qualify or remain qualified as a REIT. See “—Failure to Qualify.”

The sections of the Code and the corresponding Treasury regulations that relate to qualification and operation as a REIT are highly technical and complex. The following sets forth the material aspects of the sections of the Code that govern the federal income tax treatment of a REIT and its stockholders. This summary is qualified in its entirety by the applicable Code provisions, relevant rules and regulations promulgated under the Code, and administrative and judicial interpretations of the Code and these rules and regulations.

Latham & Watkins LLP has acted as our tax counsel in connection with this registration of our common stock and our tax status as a REIT. Latham & Watkins LLP has rendered an opinion to us to the effect that, commencing with our taxable year ended December 31, 2006, we have been organized and have operated in conformity with the requirements for qualification and taxation as a REIT, and that our proposed method of operation will enable us to continue to meet the requirements for qualification and taxation as a REIT under the Code. It must be emphasized that this opinion is based on various assumptions and representations as to factual matters, including representations made by us in a factual certificate provided by one of our officers. In addition, this opinion is based upon our factual representations set forth in this prospectus. Moreover, our qualification and taxation as a REIT depend upon our ability to meet the various qualification tests imposed under the Code which are discussed below, including through actual annual operating results, asset composition, distribution levels and diversity of stock ownership, the results of which have not been and will not be reviewed by Latham & Watkins LLP. Accordingly, no assurance can be given that our actual results of operation for any particular taxable year have satisfied or will satisfy those requirements. See “—Failure to Qualify.” Further, the anticipated income tax treatment described in this prospectus may be changed, perhaps retroactively, by legislative, administrative or judicial action at any time. Latham & Watkins LLP has no obligation to update its opinion subsequent to its date.

Provided we qualify for taxation as a REIT, we generally will not be required to pay federal corporate income taxes on our net income that is currently distributed to our stockholders. This treatment substantially eliminates the “double taxation” that ordinarily results from investment in a C corporation. A C corporation is a corporation that is generally required to pay tax at the corporate-level. Double taxation generally means taxation that occurs once at the corporate level when income is earned and once again at the stockholder level when the income is distributed. We will be required to pay federal income tax, however, as follows:

•	We will be required to pay tax at regular corporate tax rates on any undistributed REIT taxable income, including undistributed net capital gains.

•	We may be required to pay the “alternative minimum tax” on our items of tax preference under some circumstances.

•

If we have (1) net income from the sale or other disposition of “foreclosure property” which is held primarily for sale to customers in the ordinary course of business or (2) other nonqualifying income from foreclosure property, we will be required to pay tax at the highest corporate rate on this income. Foreclosure property is generally defined as property we acquired through foreclosure or after a default on a loan secured by the property or a lease of the property.

•

We will be required to pay a 100% tax on any net income from prohibited transactions. Prohibited transactions are, in general, sales or other taxable dispositions of property, other than foreclosure property, held as inventory or primarily for sale to customers in the ordinary course of business.

•

If we fail to satisfy the 75% gross income test or the 95% gross income test, as described below, but have otherwise maintained our qualification as a REIT because certain other requirements are met, we will be required to pay a tax equal to (1) the greater of (A) the amount by which 75% of our gross income exceeds the amount qualifying under the 75% gross income test, and (B) the amount by which 95% of our gross income exceeds the amount qualifying under the 95% gross income test, multiplied by (2) a fraction intended to reflect our profitability.

•

If we fail to satisfy any of the REIT asset tests (other than a de minimis failure of the 5% and 10% asset tests), as described below, due to reasonable cause and not due to willful neglect and we nonetheless maintain our REIT qualification because of specified cure provisions, we will be required to pay a tax equal to the greater of $50,000 or the highest corporate tax rate multiplied by the net income generated by the nonqualifying assets that caused us to fail such test.

•

If we fail to satisfy any provision of the Code that would result in our failure to qualify as a REIT (other than a violation of the REIT gross income tests or certain violations of the asset tests described below) and the violation is due to reasonable cause and not due to willful neglect, we may retain our REIT qualification but will be required to pay a penalty of $50,000 for each such failure.

•

We will be required to pay a 4% excise tax to the extent we fail to distribute during each calendar year at least the sum of (1) 85% of our REIT ordinary income for the year, (2) 95% of our REIT capital gain net income for the year, and (3) any undistributed taxable income from prior periods.

•

If we acquire any asset from a corporation which is or has been a C corporation in a transaction in which the basis of the asset in our hands is determined by reference to the basis of the asset in the hands of the C corporation (for example, our acquisition of Douglas Emmett Realty Advisors and Douglas, Emmett and Company in the formation transactions), and we subsequently recognize gain on the disposition of the asset during the ten-year period beginning on the date on which we acquired the asset, then we will be required to pay tax at the highest regular corporate tax rate on this gain to the extent of the excess of (1) the fair market value of the asset over (2) our adjusted basis in the asset, in each case determined as of the date on which we acquired the asset. The results described in this paragraph with respect to the recognition of gain assume that the necessary parties make or refrain from making the appropriate elections under the applicable Treasury regulations then in effect.

•

We will be required to pay a 100% tax on any “redetermined rents,” “redetermined deductions” or “excess interest.” In general, redetermined rents are rents from real property that are overstated as a result of services furnished by a “taxable REIT subsidiary” of ours to any of our tenants. See “—Penalty Tax.” Redetermined deductions and excess interest generally represent amounts that are deducted by a taxable REIT subsidiary of ours for amounts paid to us that are in excess of the amounts that would have been deducted based on arm’s length negotiations.

•	Certain of our subsidiaries are C corporations, the earnings of which will be subject to federal corporate income tax.

We may be subject to a variety of taxes other than United States federal income tax, including payroll taxes and state, local and foreign income, property and other taxes on our assets and operations.

Requirements for Qualification as a Real Estate Investment Trust

The Code defines a REIT as a corporation, trust or association:

(1) that is managed by one or more trustees or directors;

(2) that issues transferable shares or transferable certificates to evidence its beneficial ownership;

(3) that would be taxable as a domestic corporation but for special Code provisions applicable to REITs;

(4) that is not a financial institution or an insurance company within the meaning of certain provisions of the Code;

(5) that is beneficially owned by 100 or more persons;

(6) not more than 50% in value of the outstanding stock of which is owned, actually or constructively, by five or fewer individuals, including certain specified entities, during the last half of each taxable year; and

(7) that meets other tests, described below, regarding the nature of its income and assets and the amount of its distributions.

The Code provides that conditions (1) to (4), inclusive, must be met during the entire taxable year and that condition (5) must be met during at least 335 days of a taxable year of twelve months, or during a proportionate part of a taxable year of less than twelve months. Conditions (5) and (6) do not apply until after the first taxable year for which an election is made to be taxed as a REIT. For purposes of condition (6), the term “individual” generally includes a supplemental unemployment compensation benefit plan, a private foundation or a portion of a trust permanently set aside or used exclusively for charitable purposes, but does not include a qualified pension plan or profit sharing trust.

We believe that we have been organized, have operated and have issued sufficient shares of capital stock with sufficient diversity of ownership to allow us to satisfy conditions (1) through (7) inclusive, during the relevant time periods. In addition, our charter provides for restrictions regarding the ownership and transfer of our shares which are intended to assist us in continuing to satisfy the share ownership requirements described in conditions (5) and (6) above. These stock ownership and transfer restrictions are described in “Description of Securities—Restrictions on Transfer.” These restrictions, however, may not ensure that we will, in all cases, be able to satisfy the share ownership requirements described in conditions (5) and (6) above. If we fail to satisfy these share ownership requirements, except as provided in the next sentence, our status as a REIT will terminate. If, however, we comply with the rules contained in applicable Treasury regulations that require us to ascertain the actual ownership of our shares and we do not know, or would not have known through the exercise of reasonable diligence, that we failed to meet the requirement described in condition (6) above, we will be treated as having met this requirement. See “—Failure to Qualify.”

In addition, we may not maintain our status as a REIT unless our taxable year is the calendar year. We have and will continue to have a calendar taxable year.

Ownership of Interests in Partnerships, Limited Liability Companies and Qualified REIT Subsidiaries

We own and operate one or more properties through partnerships and limited liability companies, including the operating partnership. Treasury regulations generally provide that, in the case of a REIT which is a partner in a partnership or a member in a limited liability company that is treated as a partnership for federal income tax purposes, the REIT will be deemed to own its proportionate share of the assets of the partnership or limited liability company, as the case may be, based on its interest in partnership capital, subject to special rules relating to the 10% REIT asset test described below. Also, pursuant to Treasury regulations, the REIT will be deemed to be entitled to its proportionate share of the income of that entity. The assets and gross income of the partnership or limited liability company retain the same character in the hands of the REIT, including for purposes of satisfying the gross income tests and the asset tests. In addition, for these purposes, the assets and items of income of any partnership or limited liability company in which we directly or indirectly own an interest include such entity’s share of assets and items of income of any partnership or limited liability company in which it owns an interest. We have included a brief summary of the rules governing the federal income taxation of partnerships and limited liability companies below in “—Tax Aspects of the Operating Partnership, the Subsidiary Partnerships and Limited Liability Companies.”

We have direct control of our operating partnership and its subsidiary partnerships and limited liability companies and we intend to continue to operate them in a manner consistent with the requirements for our qualification as a REIT. From time to time, we or our operating partnership may be a limited partner or non-managing member in certain partnerships and limited liability companies. If such partnership or limited liability company were to take actions that could jeopardize our status as a REIT or require us to pay tax, we could be forced to dispose of our interest in such entity. In addition, it is possible that a partnership or limited liability company could take an action which could cause us to fail a REIT income or asset test, and that we would not become aware of such action in time to dispose of our interest in the partnership or limited liability company or take other corrective action on a timely basis. In that case, we could fail to qualify as a REIT unless we were entitled to relief, as described below. See “—Failure to Qualify” below.

We may from time to time own and operate certain properties through wholly-owned subsidiaries that we intend to be treated as “qualified REIT subsidiaries” under the Code. A corporation will qualify as our qualified REIT subsidiary if we own 100% of the corporation’s outstanding stock and we do not elect with the corporation to treat it as a “taxable REIT subsidiary,” as described below. A qualified REIT subsidiary is not treated as a separate corporation, and all assets, liabilities and items of income, deduction and credit of our qualified REIT subsidiaries will be treated as our assets, liabilities and such items, for all purposes of the Code, including the REIT qualification tests. Thus, in applying the federal tax requirements described in this prospectus, any corporations in which we own a 100% interest (other than any taxable REIT subsidiaries) are ignored, and all assets, liabilities and items of income, deduction and credit of such corporations are treated as our assets, liabilities, and items of income, deduction and credit. A qualified REIT subsidiary is not required to pay federal income tax, and our ownership of the stock of a qualified REIT subsidiary does not violate the restrictions on ownership of securities, as described below under “—Asset Tests.”

Ownership of Interests in Taxable REIT Subsidiaries

A taxable REIT subsidiary of ours is a corporation other than a REIT in which we directly or indirectly hold stock and that has made a joint election with us to be treated as a taxable REIT subsidiary. A taxable REIT subsidiary also includes any corporation other than a REIT with respect to which a taxable REIT subsidiary owns securities possessing more than 35% of the total voting power or value of the outstanding securities of such corporation. Other than some activities relating to lodging and health care facilities, a taxable REIT subsidiary may generally engage in any business, including the provision of customary or non-customary services to tenants of its parent REIT. A taxable REIT subsidiary is subject to income tax as a regular C corporation. In addition, a taxable REIT subsidiary of ours may be prevented from deducting interest on debt that we directly or indirectly fund if certain tests regarding the taxable REIT subsidiary’s debt-to-equity ratio and interest expense are not satisfied. Our ownership of securities of our taxable REIT subsidiaries will not be subject to the 10% or 5% asset tests described below. See “—Asset Tests.” We currently own interests in Douglas Emmett Builders, and we have jointly elected with Douglas Emmett Builders to have it be treated as a taxable REIT subsidiary. We may acquire interests in additional taxable REIT subsidiaries in the future.

Income Tests

We must satisfy two gross income requirements annually to maintain our qualification as a REIT. First, in each taxable year we must derive directly or indirectly at least 75% of our gross income, excluding gross income from prohibited transactions, from (a) investments relating to real property or mortgages on real property, including “rents from real property” and, in certain circumstances, interest, or (b) certain types of temporary investments. Second, in each taxable year we must derive at least 95% of our gross income, excluding gross income from prohibited transactions and from certain hedges of indebtedness, from the real property investments described above or dividends, interest and gain from the sale or disposition of stock or securities, or from any combination of the foregoing.

For these purposes, the term “interest” generally does not include any amount received or accrued, directly or indirectly, if the determination of all or some of the amount depends in any way on the income or profits of any person. However, an amount received or accrued generally will not be excluded from the term “interest” solely by reason of being based on a fixed percentage or percentages of receipts or sales.

Rents we receive from a tenant will qualify as “rents from real property” for the purpose of satisfying the gross income requirements for a REIT described above only if all of the following conditions are met:

•

The amount of rent must not be based in any way on the income or profits of any person. However, an amount we receive or accrue generally will not be excluded from the term “rents from real property” solely because it is based on a fixed percentage or percentages of receipts or sales;

•

We, or an actual or constructive owner of 10% or more of our stock, must not actually or constructively own 10% or more of the interests in the assets or net profits of the tenant, or, if the tenant is a corporation, 10% or more of the voting power or value of all classes of stock of the tenant. Rents we receive from such a tenant that is a taxable REIT subsidiary of ours, however, will not be excluded from the definition of “rents from real property” as a result of this condition if at least 90% of the space at the property to which the rents relate is leased to third parties, and the rents paid by the taxable REIT subsidiary are substantially comparable to rents paid by our other tenants for substantially comparable space. Whether rents paid by our taxable REIT subsidiary are substantially comparable to rents paid by our other tenants is determined at the time the lease with the taxable REIT subsidiary is entered into, extended, and modified, if such modification increases the rents due under such lease. Notwithstanding the foregoing, however, if a lease with a “controlled taxable REIT subsidiary” is modified and such modification results in an increase in the rents payable by such taxable REIT subsidiary, any such increase will not qualify as “rents from real property.” For purposes of this rule, a “controlled taxable REIT subsidiary” is a taxable REIT subsidiary in which we own stock possessing more than 50% of the voting power or more than 50% of the total value of the outstanding stock of such taxable REIT subsidiary;

•

Rent attributable to personal property, leased in connection with a lease of real property, is not greater than 15% of the total rent received under the lease. If this condition is not met, then the portion of the rent attributable to personal property will not qualify as “rents from real property”; and

•

We generally must not operate or manage the property or furnish or render services to our tenants, subject to a 1% de minimis exception and except as provided below. We may, however, perform services that are “usually or customarily rendered” in connection with the rental of space for occupancy only and are not otherwise considered “rendered to the occupant” of the property. Examples of these services include the provision of light, heat, or other utilities, trash removal and general maintenance of common areas. In addition, we may employ an independent contractor from whom we derive no income to provide customary services, or a taxable REIT subsidiary, which may be wholly or partially owned by us, to provide both customary and non-customary services to our tenants without causing the rent we receive from those tenants to fail to qualify as “rents from real property.” Any amounts we receive from a taxable REIT subsidiary with respect to the taxable REIT subsidiary’s provision of non-customary services will, however, be nonqualifying income under the 75% gross income test and, except to the extent received through the payment of dividends, the 95% REIT gross income test.

We generally do not intend, and as the sole stockholder of the general partner of our operating partnership do not intend to permit our operating partnership, to take actions we believe will cause us to fail to satisfy the rental conditions described above. However, we may intentionally fail to satisfy some of these conditions to the extent such failure will not, based on the advice of our tax counsel, jeopardize our tax status as a REIT. In addition, with respect to the limitation on the rental of personal property, we have not obtained appraisals of the real property and personal property leased to tenants. Accordingly, there can be no assurance that the IRS will agree with our determinations of value.

Income we receive that is attributable to the rental of parking spaces at the properties will constitute rents from real property for purposes of the REIT gross income tests if certain services provided with respect to the parking facilities are performed by independent contractors from whom we derive no income, either directly or indirectly, or by a taxable REIT subsidiary, and certain other conditions are met. We believe that the income we receive that is attributable to parking facilities meets these tests and, accordingly, will constitute rents from real property for purposes of the REIT gross income tests.

From time to time, we may enter into hedging transactions with respect to one or more of our liabilities. The term “hedging transaction” generally means any transaction we enter into in the normal course of our business primarily to manage risk of interest rate changes or fluctuations with respect to borrowings made or to be made. The hedging activities may include entering into interest rate swaps, caps, and floors, options to purchase these items, and futures and forward contracts. Any income we derive from a hedging transaction will be nonqualifying income for purposes of the 75% gross income test. Income from a hedging transaction, including gain from the sale or disposition of such a transaction, that is clearly identified as such as specified in the Code will not constitute gross income for purposes of the 95% gross income test, and therefore will be exempt from this test. To the extent that we do not properly identify such transactions as hedges or we hedge with other types of financial instruments, the income from those transactions is not likely to be treated as qualifying income for purposes of the gross income tests. We intend to structure any hedging transactions in a manner that does not jeopardize our status as a REIT.

To the extent our taxable REIT subsidiary pays dividends, we generally will derive our allocable share of such dividend income through our interest in the operating partnership. Such dividend income will qualify under the 95%, but not the 75%, REIT gross income test. We will monitor the amount of the dividend and other income from our taxable REIT subsidiary and will take actions intended to keep this income, and any other nonqualifying income, within the limitations of the REIT income tests. While we expect these actions will prevent a violation of the REIT income tests, we cannot guarantee that such actions will in all cases prevent such a violation.

If we fail to satisfy one or both of the 75% or 95% gross income tests for any taxable year, we may nevertheless qualify as a REIT for the year if we are entitled to relief under certain provisions of the Code. Commencing with our taxable year beginning January 1, 2005, we generally may avail ourselves of the relief provisions if:

•

following our identification of the failure to meet the 75% or 95% gross income tests for any taxable year, we file a schedule with the IRS setting forth each item of our gross income for purposes of the 75% or 95% gross income tests for such taxable year in accordance with Treasury regulations to be issued; and

•	our failure to meet these tests was due to reasonable cause and not due to willful neglect.

It is not possible, however, to state whether in all circumstances we would be entitled to the benefit of these relief provisions. For example, if we fail to satisfy the gross income tests because nonqualifying income that we intentionally accrue or receive exceeds the limits on nonqualifying income, the IRS could conclude that our failure to satisfy the tests was not due to reasonable cause or was due to willful neglect. If these relief provisions do not apply to a particular set of circumstances, we will not qualify as a REIT. As discussed above in “—Taxation of Douglas Emmett—General,” even if these relief provisions apply, and we retain our status as a REIT, a tax would be imposed with respect to our nonqualifying income. We may not always be able to comply with the gross income tests for REIT qualification despite periodic monitoring of our income.

Prohibited Transaction Income

Any gain that we realize on the sale of property held as inventory or otherwise held primarily for sale to customers in the ordinary course of business, including our share of any such gain realized by our operating partnership, either directly or through its subsidiary partnerships and limited liability companies, will be treated as income from a prohibited transaction that is subject to a 100% penalty tax. This prohibited transaction income may also adversely affect our ability to satisfy the income tests for qualification as a REIT. Under existing law, whether property is held as inventory or primarily for sale to customers in the ordinary course of a trade or business is a question of fact that depends on all the facts and circumstances surrounding the particular transaction. We and our operating partnership intend to hold our properties for investment with a view to long-term appreciation, to engage in the business of acquiring, developing and owning properties and to make occasional sales of the properties consistent with our investment objectives. We do not intend to enter into any sales that are prohibited transactions. However, the IRS may successfully contend that some or all of the sales made by us or by our subsidiary partnerships or limited liability companies are prohibited transactions. We would be required to pay the 100% penalty tax on our allocable share of the gains from any such sales.

Penalty Tax

Any redetermined rents, redetermined deductions or excess interest we generate will be subject to a 100% penalty tax. In general, redetermined rents are rents from real property that are overstated as a result of any services furnished to any of our tenants by one of our taxable REIT subsidiaries, and redetermined deductions and excess interest represent any amounts that are deducted by a taxable REIT subsidiary for amounts paid to us that are in excess of the amounts that would have been deducted based on arm’s length negotiations. Rents we receive will not constitute redetermined rents if they qualify for certain safe harbor provisions contained in the Code.

We believe that, in all instances in which our taxable REIT subsidiary provides services to our tenants, the fees paid to our taxable REIT subsidiary for such services are at arm’s-length rates, although the fees paid may not satisfy the safe-harbor provisions contained in the Code. These determinations are inherently factual, and the IRS has broad discretion to assert that amounts paid between related parties should be reallocated to clearly reflect their respective incomes. If the IRS successfully made such an assertion, we would be required to pay a 100% penalty tax on the excess of an arm’s-length fee for tenant services over the amount actually paid.

Asset Tests

At the close of each quarter of our taxable year, we must also satisfy four tests relating to the nature and diversification of our assets.

First, at least 75% of the value of our total assets, including assets held by our qualified REIT subsidiaries and our allocable share of the assets held by the operating partnership and its subsidiary partnerships and limited liability companies, must be represented by real estate assets, cash, cash items and government securities. For purposes of this test, the term “real estate assets” generally mean real property (including interests in real property and interests in mortgages on real property) and shares (or transferable certificates of beneficial interest) in other REITs, as well as any stock or debt instrument attributable to investment of the proceeds of a stock offering or a public offering of debt with a term of at least five years, but only for the one-year period beginning on the date we receive such proceeds.

Second, not more than 25% of the value of our total assets may be represented by securities, other than those securities includable in the 75% asset test.

Third, of the investments included in the 25% asset class, and except for certain investments in other REITs, our qualified REIT subsidiaries and our taxable REIT subsidiaries, the value of any one issuer’s securities may not exceed 5% of the value of our total assets and we may not own more than 10% of the total vote or value of the outstanding securities of any one issuer, except, in the case of the 10% value test, securities satisfying the “straight debt” safe-harbor. Certain types of securities we may own are disregarded as securities solely for purposes of the 10% value test, including but not limited to, any loan to an individual or an estate, any obligation to pay rents from real property and any security issued by a REIT. In addition, solely for purposes of the 10% value test, the determination of our interest in the assets of a partnership or limited liability company in which we own an interest will be based on our proportionate interest in any securities issued by the partnership or limited liability company, excluding for this purpose, certain securities described in the Code.

Fourth, not more than 20% of the value of our total assets may be represented by the securities of one or more taxable REIT subsidiaries. The operating partnership owns 100% of the outstanding stock of Douglas Emmett Builders which elected with us to be treated as a taxable REIT subsidiary. We believe that the value of our securities in this taxable REIT subsidiary will not exceed 20% of the aggregate value of our gross assets. So long as Douglas Emmett Builders qualifies as our taxable REIT subsidiary, we will not be subject to the 5% asset test, the 10% voting securities limitation or the 10% value limitation with respect to our ownership of securities in Douglas Emmett Builders. We or Douglas Emmett Builders may acquire securities in other taxable REIT subsidiaries in the future. With respect to each issuer in which we currently own an interest that does not qualify as a REIT, a qualified REIT subsidiary or a taxable REIT subsidiary, we believe that our ownership of the securities of any such issuer has complied with the 5% asset test, the 10% voting securities limitation, 10% value limitation, and the 75% asset test. No independent appraisals have been obtained to support these conclusions. In addition, there can be no assurance that the IRS will not disagree with our determinations of value.

The asset tests described above must be satisfied at the close of each calendar quarter of our taxable year in which we (directly or through our operating partnership or our subsidiary partnerships and limited liability companies) acquire securities in the applicable issuer, and also at the close of each calendar quarter in which we increase our ownership of securities of such issuer (including as a result of increasing our interest in the operating partnership or in any subsidiary partnerships and limited liability companies). For example, our indirect ownership of securities of each issuer will increase as a result of our capital contributions to our operating partnership and as limited partners exercise their redemption/exchange rights. After initially meeting the asset tests at the close of any quarter, we will not lose our status as a REIT for failure to satisfy the asset tests at the end of a later quarter solely by reason of changes in asset values. If we fail to satisfy an asset test because we acquire securities or other property during a quarter (including as a result of an increase in our interests in the operating partnership or in any subsidiary partnerships and limited liability companies), we may cure this failure by disposing of sufficient nonqualifying assets within 30 days after the close of that quarter. We believe that we have maintained and intend to maintain adequate records of the value of our assets to ensure compliance with the asset tests. In addition, we intend to take such actions within 30 days after the close of any quarter as may be required to cure any noncompliance.

Certain relief provisions may be available to us if we fail to satisfy the asset tests described above after the 30 day cure period. Under these provisions, we will be deemed to have met the 5% and 10% REIT asset tests if the value of our nonqualifying assets (i) does not exceed the lesser of (a) 1% of the total value of our assets at the end of the applicable quarter or (b) $10,000,000, and (ii) we dispose of the nonqualifying assets or otherwise satisfy such asset tests within (a) six months after the last day of the quarter in which the failure to satisfy the asset tests is discovered or (b) the period of time prescribed by Treasury regulations to be issued. For violations of any of the asset tests due to reasonable cause and not due to willful neglect and that are, in the case of the 5% and 10% asset test, in excess of the de minimis exception described above, we may avoid disqualification as a REIT, after the 30 day cure period, by taking steps including (i) the disposition of sufficient nonqualifying assets, or the taking of other actions, which allow us to meet the asset tests within (a) six months after the last day of the quarter in which the failure to satisfy the asset tests is discovered or (b) the period of time prescribed by Treasury regulations to be issued, and (ii) disclosing certain information to the IRS. In such case, we will be required to pay a tax equal to the greater of (a) $50,000 or (b) the highest corporate tax rate multiplied by the net income generated by the nonqualifying assets.

Although we believe that we have satisfied the asset tests described above and plan to take steps to ensure that we satisfy such tests for any quarter with respect to which retesting is to occur, there can be no assurance that we will always be successful, or will not require a reduction in the operating partnership’s overall interest in an issuer (including in a taxable REIT subsidiary). If we fail to cure any noncompliance with the asset tests in a timely manner, and the relief provisions described above are not available, we would cease to qualify as a REIT. See “—Failure to Qualify” below.

Annual Distribution Requirements

To maintain our qualification as a REIT, we are required to distribute dividends, other than capital gain dividends, to our stockholders in an amount at least equal to the sum of:

•	90% of our “real estate investment trust taxable income”; and

•	90% of our after tax net income, if any, from foreclosure property; minus

•	the excess of the sum of certain items of non-cash income over 5% of the “real estate investment trust taxable income.”

For these purposes, our “real estate investment trust taxable income” is computed without regard to the dividends paid deduction and our net capital gain. In addition, for purposes of this test, non-cash income means income attributable to leveled stepped rents, original issue discount on purchase money debt, cancellation of indebtedness or a like-kind exchange that is later determined to be taxable.

In addition, if we dispose of any asset we acquired from a corporation which is or has been a C corporation in a transaction in which our basis in the asset is determined by reference to the basis of the asset in the hands of that C corporation (such as the assets we acquired from Douglas Emmett Realty Advisors and Douglas, Emmett and Company in the formation transactions), within the ten-year period following our acquisition of such asset, we would be required to distribute at least 90% of the after-tax gain, if any, we recognized on the disposition of the asset, to the extent that gain does not exceed the excess of (a) the fair market value of the asset, over (b) our adjusted basis in the asset, in each case, on the date we acquired the asset.

We generally must pay, or be treated as paying, the distributions described above in the taxable year to which they relate. At our election, a distribution for a taxable year may be declared before we timely file our tax return for such year and paid on or before the first regular dividend payment after such declaration, provided such payment is made during the twelve-month period following the close of such year. These distributions generally are taxable to our stockholders, other than tax-exempt entities, in the year in which paid. This is so even though these distributions relate to the prior year for purposes of the 90% distribution requirement. The amount distributed must not be preferential (i.e., every stockholder of the class of stock to which a distribution is made must be treated the same as every other stockholder of that class, and no class of stock may be treated other than in according to its dividend rights as a class). To the extent that we do not distribute all of our net capital gain or distribute at least 90%, but less than 100%, of our “real estate investment trust taxable income,” as adjusted, we will be required to pay tax on the undistributed amount at regular corporate tax rates. We believe we have made, and intend to continue to make, timely distributions sufficient to satisfy these annual distribution requirements and to minimize our corporate tax obligations. In this regard, the partnership agreement of our operating partnership authorizes the general partner of our operating partnership, to take such steps as may be necessary to cause the operating partnership to distribute to its partners an amount sufficient to permit us to meet these distribution requirements.

We expect that our real estate investment trust taxable income will be less than our cash flow because of depreciation and other non-cash charges included in computing real estate investment trust taxable income. Accordingly, we anticipate that we will generally have sufficient cash or liquid assets to enable us to satisfy the distribution requirements described above. However, from time to time, we may not have sufficient cash or other liquid assets to meet these distribution requirements due to timing differences between the actual receipt of income and actual payment of deductible expenses, and the inclusion of income and deduction of expenses in arriving at our taxable income. If these timing differences occur, we may be required to borrow funds or pay dividends in the form of taxable stock dividends in order to meet the distribution requirements.

Under some circumstances, we may be able to rectify an inadvertent failure to meet the 90% distribution requirement for a year by paying “deficiency dividends” to our stockholders in a later year, which may be included in our deduction for dividends paid for the earlier year. Thus, we may be able to avoid being taxed on amounts distributed as deficiency dividends. However, we will be required to pay interest to the IRS based upon the amount of any deduction claimed for deficiency dividends.

Furthermore, we will be required to pay a 4% excise tax to the extent we fail to distribute during each calendar year, at least the sum of 85% of our real estate investment trust ordinary income for such year, 95% of our real estate investment trust capital gain net income for the year and any undistributed taxable income from prior periods. Any real estate investment trust taxable income and net capital gain on which this excise tax is imposed for any year is treated as an amount distributed during that year for purposes of calculating such tax.

For purposes of the distribution requirements and excise tax described above, distributions declared during the last three months of the taxable year, payable to stockholders of record on a specified date during such period, and paid during January of the following year, will be treated as paid by us and received by our stockholders on December 31 of the year in which they are declared.

Like-Kind Exchanges

We may dispose of properties in transactions intended to qualify as like-kind exchanges under the Code. Such like-kind exchanges are intended to result in the deferral of gain for federal income tax purposes. The failure of any such transaction to qualify as a like-kind exchange could subject us to federal income tax, possibly including the 100% prohibited transaction tax, depending on the facts and circumstances surrounding the particular transaction.

Failure to Qualify

Specified cure provisions are available to us in the event that we discover a violation of a provision of the Code that would result in our failure to qualify as a REIT. Except with respect to violations of the REIT income tests and assets tests (for which the cure provisions are described above), and provided the violation is due to reasonable cause and not due to willful neglect, these cure provisions generally impose a $50,000 penalty for each violation in lieu of a loss of REIT status.

If we fail to qualify for taxation as a REIT in any taxable year, and the relief provisions do not apply, we will be required to pay tax, including any applicable alternative minimum tax, on our taxable income at regular corporate rates. Distributions to stockholders in any year in which we fail to qualify as a REIT will not be deductible by us, and we will not be required to distribute any amounts to our stockholders. As a result, we anticipate that our failure to qualify as a REIT would reduce the cash available for distribution by us to our stockholders. In addition, if we fail to qualify as a REIT, all distributions to stockholders will be taxable as regular corporate dividends to the extent of our current and accumulated earnings and profits. In this event, corporate distributees may be eligible for the dividends-received deduction. Unless entitled to relief under specific statutory provisions, we will also be disqualified from taxation as a REIT for the four taxable years following the year during which we lost our qualification. It is not possible to state whether in all circumstances we would be entitled to this statutory relief.

Tax Aspects of the Operating Partnership, the Subsidiary Partnerships and Limited Liability Companies

General

Substantially all of our investments are held indirectly through the operating partnership. In addition, the operating partnership holds certain of its investments indirectly through subsidiary partnerships and limited liability companies which we expect will be treated as disregarded entities for federal income tax purposes. In general, entities that are classified as partnerships (or disregarded entities) for federal income tax purposes are “pass-through” entities which are not required to pay federal income tax. Rather, partners or members of such entities are allocated their shares of the items of income, gain, loss, deduction and credit of the entity, and are potentially required to pay tax on this income, without regard to whether the partners or members receive a distribution of cash from the entity. We will include in our income our proportionate share of the foregoing items for purposes of the various REIT income tests and in the computation of our real estate investment trust taxable income. Moreover, as described above under “—Asset Tests,” for purposes of the REIT asset tests, we will generally include our proportionate share of assets held by the operating partnership, including its share of assets held by its subsidiary partnerships and limited liability companies, based on our capital interests. See “—Taxation of Douglas Emmett.”

Entity Classification

Our interests in the operating partnership and its subsidiary partnerships and limited liability companies involve special tax considerations, including the possibility that the IRS might challenge the status of any of these entities as a partnership (or disregarded entity), as opposed to an association taxable as a corporation for federal income tax purposes. If the operating partnership, a subsidiary partnership or a limited liability company were treated as an association, it would be taxable as a corporation and would be required to pay an entity-level tax on its income. In this situation, the character of our assets and items of gross income would change and could preclude us from satisfying the asset tests and possibly the income tests (see “—Taxation of Douglas Emmett—Asset Tests” and “—Income Tests”). This, in turn, could prevent us from qualifying as a REIT. See “—Failure to Qualify” for a discussion of the effect of our failure to meet these tests for a taxable year. In addition, a change in the operating partnership’s, a subsidiary partnership’s or a subsidiary limited liability company’s status for tax purposes might be treated as a taxable event. If so, we might incur a tax liability without any related cash distributions.

We believe the operating partnership and each of its other partnerships and limited liability companies will be classified as partnerships or disregarded entities for federal income tax purposes.

Allocations of Income, Gain, Loss and Deduction

A partnership or limited liability company agreement will generally determine the allocation of income and losses among partners or members. These allocations, however, will be disregarded for tax purposes if they do not comply with the provisions of Section 704(b) of the Code and the related Treasury regulations. Generally, Section 704(b) of the Code and the related Treasury regulations require that partnership and limited liability company allocations respect the economic arrangement of the partners or members.

The limited partnership agreement of the operating partnership provides for preferred distributions of cash and preferred allocations of income to the holders of any preferred units it may issue from time to time. Upon any issuance of shares of our preferred stock for cash or other consideration, we will contribute the net proceeds or other consideration from such issuance to the operating partnership in exchange for preferred units with similar terms. In general, all remaining items of income and loss will be allocated to the holders of common units in accordance with the holder’s percentage interest in common units issued by the operating partnership.

If an allocation of partnership income or loss is not recognized by the IRS for federal income tax purposes, the item subject to the allocation will be reallocated in accordance with the partners’ or members’ interests in the partnership or limited liability company. This reallocation will be determined by taking into account all of the facts and circumstances relating to the economic arrangement of the partners or members with respect to such item. The operating partnership’s allocations of taxable income and loss are intended to comply with the requirements of Section 704(b) of the Code and the Treasury regulations promulgated thereunder.

Tax Allocations with Respect to the Properties

Under Section 704(c) of the Code, income, gain, loss and deduction attributable to appreciated or depreciated property that is contributed to a partnership or limited liability company in exchange for an interest in the partnership or limited liability company, must be allocated in a manner so that the contributing partner or member is charged with the unrealized gain, or benefits from the unrealized loss, associated with the property at the time of the contribution, as adjusted from time to time. The amount of the unrealized gain or unrealized loss is generally equal to the difference between the fair market value or book value and the adjusted tax basis of the property at the time of contribution. These allocations are solely for federal income tax purposes and do not affect the book capital accounts or other economic or legal arrangements among the partners or members.

The operating partnership was formed by way of contributions of appreciated property (i.e., property having an adjusted tax basis less than its fair market value at the time of contribution). The partnership agreement of our operating partnership requires that allocations of income, gain, loss and deduction attributable to such appreciated property be made in a manner consistent with Section 704(c) of the Code. The carryover basis of contributed properties in the hands of the operating partnership (i) will or could cause us to be allocated lower amounts of depreciation deductions for tax purposes than would be allocated to us if all contributed properties were to have a tax basis equal to their fair market value at the time of the contribution and (ii) could cause us to be allocated taxable gain in the event of a sale of such contributed interests or properties in excess of the economic or book income allocated to us as a result of such sale, with a corresponding benefit to the other partners in our operating partnership. An allocation described in (ii) above might cause us or the other partners to recognize taxable income in excess of cash proceeds in the event of a sale or other disposition of property, which might adversely affect our ability to comply with the REIT distribution requirements. See “—Taxation of Douglas Emmett—Requirements for Qualification as a Real Estate Investment Trust” and “—Annual Distribution Requirements.” To the extent our share of depreciation is reduced, or our gain on sale is increased, stockholders may recognize additional dividend income without an increase in distributions.

Any property acquired by the operating partnership in a taxable transaction will initially have a tax basis equal to its fair market value, and Section 704(c) of the Code will not apply.

Federal Income Tax Considerations for Holders of Our Common Stock

The following summary describes the principal United States federal income tax consequences to you of acquiring, owning and disposing of our common stock. If you are considering exercising your redemption rights, you should consult your tax advisors concerning the application of United States federal income tax laws to your particular situation as well as any consequences of the exercise of such right and the acquisition, ownership and disposition of our common stock arising under the laws of any state, local or foreign taxing jurisdiction.

When we use the term “United States stockholder,” we mean a beneficial holder of shares of our common stock who is, for United States federal income tax purposes:

•	a citizen or resident of the United States;

•	a corporation or other entity created or organized under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate the income of which is subject to United States federal income tax regardless of its source; or

•

a trust whose administration is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust, or a trust that has a valid election in place to be treated as a United States person.

If you hold shares of our common stock and are not a United States stockholder, you are a “non-United States stockholder.” See “—Taxation of Non-United States Stockholders” below.

Taxation of Taxable United States Stockholders Generally

Distributions Generally

Distributions out of our current or accumulated earnings and profits, other than capital gain dividends and certain amounts previously subject to corporate level taxation as discussed below, will constitute dividends taxable to our taxable United States stockholders as ordinary income. See “—Tax Rates” below. As long as we qualify as a REIT, these distributions will not be eligible for the dividends-received deduction in the case of United States stockholders that are corporations. For purposes of determining whether distributions to holders of our common stock are out of current or accumulated earnings and profits, our earnings and profits will be allocated first to our outstanding preferred stock and then to our outstanding common stock.

To the extent that we make distributions on our common stock in excess of our current and accumulated earnings and profits, these distributions will be treated first as a tax-free return of capital to a United States stockholder. This treatment will reduce the adjusted tax basis which the United States stockholder has in its shares of our common stock by the amount of the distribution, but not below zero. Distributions in excess of our current and accumulated earnings and profits and in excess of a United States stockholder’s adjusted tax basis in its shares will be taxable as capital gain. Such gain will be taxable as long-term capital gain if the shares have been held for more than one year. Dividends we declare in October, November, or December of any year and which are payable to a stockholder of record on a specified date in any of these months will be treated as both paid by us and received by the stockholder on December 31 of that year, provided we actually pay the dividend on or before January 31 of the following year. United States stockholders may not include in their own income tax returns any of our net operating losses or capital losses.

Capital Gain Dividends

Dividends that we properly designate as capital gain dividends will be taxable to our taxable United States stockholders as a gain from the sale or disposition of a capital asset, to the extent that such gain does not exceed our actual net capital gain for the taxable year. These gains may be taxable to non-corporate United States stockholders at a 15% or 25% rate. United States stockholders that are corporations may, however, be required to treat up to 20% of some capital gain dividends as ordinary income.

Retention of Net Capital Gains

We may elect to retain, rather than distribute as a capital gain dividend, all or a portion of our net capital gains. If we make this election, we would pay tax on our retained net capital gains. In addition, to the extent we so elect, a United States stockholder generally would:

•

include its pro rata share of our undistributed net capital gains in computing its long-term capital gains in its return for its taxable year in which the last day of our taxable year falls, subject to certain limitations as to the amount that is includable;

•	be deemed to have paid the capital gains tax imposed on us on the designated amounts included in the United States stockholder’s long-term capital gains;

•	receive a credit or refund for the amount of tax deemed paid by it;

•	increase the adjusted basis of its common stock by the difference between the amount of includable gains and the tax deemed to have been paid by it; and

•	in the case of a United States stockholder that is a corporation, appropriately adjust its earnings and profits for the retained capital gains in accordance with Treasury regulations to be issued.

Passive Activity Losses and Investment Interest Limitations

Distributions we make and gain arising from the sale or exchange by a United States stockholder of our shares will not be treated as passive activity income. As a result, United States stockholders generally will not be able to apply any “passive losses” against this income or gain. A United States stockholder may elect to treat capital gain dividends, capital gains from the disposition of stock and qualified dividend income as investment income for purposes of computing the investment interest limitation, but in such case, the stockholder will be taxed at ordinary income rates on such amount. Other distributions made by us, to the extent they do not constitute a return of capital, generally will be treated as investment income for purposes of computing the investment interest limitation.

Dispositions of Our Common Stock

If a United States stockholder sells or disposes of shares of common stock to a person other than us, it will recognize gain or loss for federal income tax purposes in an amount equal to the difference between the amount of cash and the fair market value of any property received on the sale or other disposition and the holder’s adjusted tax basis in the shares for tax purposes. Except as provided below, this gain or loss will be long-term capital gain or loss if the holder has held the common stock for more than one year. However, if a United States stockholder recognizes loss upon the sale or other disposition of common stock that it has held for six months or less, after applying certain holding period rules, the loss recognized will be treated as a long-term capital loss to the extent the United States stockholder received distributions from us which were required to be treated as long-term capital gains.

Backup Withholding

We report to our United States stockholders and the IRS the amount of dividends paid during each calendar year, and the amount of any tax withheld. Under the backup withholding rules, a stockholder may be subject to backup withholding with respect to dividends paid unless the holder is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact, or provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies with applicable requirements of the backup withholding rules. A United States stockholder that does not provide us with its correct taxpayer identification number may also be subject to penalties imposed by the IRS. Backup withholding is not an additional tax. Any amount paid as backup withholding will be creditable against the stockholder’s federal income tax liability. In addition, we may be required to withhold a portion of capital gain distributions to any stockholders who fail to certify their non-foreign status. See “—Taxation of Non-United States Stockholders.”

Taxation of Tax Exempt Stockholders

Dividend income from us and gain arising upon a sale of shares generally will not be unrelated business taxable income to a tax-exempt stockholder, except as described below. This income or gain will be unrelated business taxable income, however, if a tax-exempt stockholder holds its shares as “debt-financed property” within the meaning of the Code or if the shares are used in a trade or business of the tax-exempt stockholder. Generally, debt-financed property is property the acquisition or holding of which was financed through a borrowing by the tax-exempt stockholder.

For tax-exempt stockholders which are social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts, or qualified group legal services plans exempt from federal income taxation under Sections 501(c)(7), (c)(9), (c)(17) or (c)(20) of the Code, respectively, income from an investment in our shares will constitute unrelated business taxable income unless the organization is able to properly claim a deduction for amounts set aside or placed in reserve for specific purposes so as to offset the income generated by its investment in our shares. These prospective investors should consult their tax advisors concerning these “set aside” and reserve requirements.

Notwithstanding the above, however, a portion of the dividends paid by a “pension-held REIT” may be treated as unrelated business taxable income as to some trusts that hold more than 10%, by value, of the interests in the REIT. A REIT will not be a “pension-held REIT” if it is able to satisfy the “not closely held” requirement without relying on the “look-through” exception with respect to certain trusts, or if such REIT is not “predominantly held” by “qualified trusts.” As a result of limitations on the transfer and ownership of stock contained in our charter, we do not expect to be classified as a “pension-held REIT,” and as a result, the tax treatment described in this paragraph should be inapplicable to our stockholders. However, because our stock will be publicly traded, we cannot guarantee that this will always be the case.

Tax Rates

The maximum tax rate for non-corporate taxpayers for (1) capital gains, including certain “capital gain dividends,” has generally been reduced to 15% (although depending on the characteristics of the assets which produced these gains and on designations which we may make, certain capital gain dividends may be taxed at a 25% rate) and (2) “qualified dividend income” has generally been reduced to 15%. In general, dividends payable by REITs are not eligible for the reduced tax rate on corporate dividends, except to the extent that certain holding requirements have been met and the REIT’s dividends are attributable to dividends received from taxable corporations (such as its taxable REIT subsidiaries) or to income that was subject to tax at the corporate/REIT level (for example, if it distributed taxable income that it retained and paid tax on in the prior taxable year). The currently applicable provisions of the United States federal income tax laws relating to the 15% tax rate are currently scheduled to “sunset” or revert to the provisions of prior law effective for taxable years beginning after December 31, 2010, at which time the capital gains tax rate will be increased to 20% and the rate applicable to dividends will be increased to the tax rate then applicable to ordinary income. United States stockholders that are corporations may, however, be required to treat up to 20% of some capital gain dividends as ordinary income.

Taxation of Non-United States Stockholders

The following discussion addresses the rules governing United States federal income taxation of the ownership and disposition of our common stock by non-United States stockholders. These rules are complex, and no attempt is made herein to provide more than a brief summary of such rules. Accordingly, the discussion does not address all aspects of United States federal income taxation and does not address any state, local or foreign tax consequences that may be relevant to a non-United States stockholder in light of its particular circumstances. We urge non-United States stockholders to consult their tax advisors to determine the impact of federal, state, local and foreign income tax laws on the acquisition, ownership, and disposition of shares of our common stock, including any reporting requirements.

Distributions Generally

Distributions that are neither attributable to gain from our sale or exchange of United States real property interests nor designated by us as capital gain dividends will be treated as dividends of ordinary income to the extent that they are made out of the our current or accumulated earnings and profits. Such distributions ordinarily will be subject to withholding of United States federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty unless the distributions are treated as effectively connected with the conduct by the non-United States stockholder of a United States trade or business. Under certain treaties, however, lower withholding rates generally applicable to dividends do not apply to dividends from a REIT. Certain certification and disclosure requirements must be satisfied to be exempt from withholding under the effectively connected income exemption. Dividends that are treated as effectively connected with such a trade or business will be subject to tax on a net basis at graduated rates, in the same manner as dividends paid to United States stockholders are subject to tax, and are generally not subject to withholding. Any such dividends received by a non-United States stockholder that is a corporation may also be subject to an additional branch profits tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

Distributions in excess of our current and accumulated earnings and profits will not be taxable to a non-United States stockholder to the extent that such distributions do not exceed the non-United States stockholder’s adjusted basis in our common stock, but rather will reduce the adjusted basis of such common stock. To the extent that these distributions exceed a non-United States stockholder’s adjusted basis in our common stock, they will give rise to gain from the sale or exchange of such stock. The tax treatment of this gain is described below.

For withholding purposes, we expect to treat all distributions as made out of our current or accumulated earnings and profits. As a result, except with respect to certain distributions attributable to the sale of United States real property interests as described below, we expect to withhold United States income tax at the rate of 30% on any distributions made to a non-United States stockholder unless:

•	a lower treaty rate applies and the non-United States stockholder files with us an IRS Form W-8BEN evidencing eligibility for that reduced treaty rate; or

•	the non-United States stockholder files an IRS Form W-8ECI with us claiming that the distribution is income effectively connected with the non-United States stockholder’s trade or business.

However, amounts withheld should generally be refundable if it is subsequently determined that the distribution was, in fact, in excess of our current and accumulated earnings and profits, provided that certain conditions are met.

Capital Gain Dividends and Distributions Attributable to a Sale or Exchange of United States Real Property Interests

Distributions to a non-United States stockholder that we properly designate as capital gain dividends, other than those arising from the disposition of a United States real property interest, generally should not be subject to United States federal income taxation, unless:

(1) the investment in our common stock is treated as effectively connected with the non-United States stockholder’s United States trade or business, in which case the non-United States stockholder will be subject to the same treatment as United States stockholders with respect to such gain, except that a non-United States stockholder that is a foreign corporation may also be subject to the 30% branch profits tax, as discussed above; or

(2) the non-United States stockholder is a nonresident alien individual who is present in the United States for 183 days or more during the taxable year and certain other conditions are met, in which case the nonresident alien individual will be subject to a 30% tax on the individual’s capital gains.

Pursuant to FIRPTA, distributions to a non-United States stockholder that are attributable to gain from our sale or exchange of United States real property interests (whether or not designated as capital gain dividends) will cause the non-United States stockholder to be treated as recognizing such gain as income effectively connected with a United States trade or business. Non-United States stockholders would generally be taxed at the same rates applicable to United States stockholders. We also will be required to withhold and to remit to the IRS 35% (or 15% to the extent provided in Treasury regulations) of any distribution to a non-United States stockholder that we designate as a capital gain dividend, or, if greater, 35% (or 15% to the extent provided in Treasury regulations) of a distribution to the non-United States stockholder that could have been designated as a capital gain dividend. The amount withheld is creditable against the non-United States stockholder’s United States federal income tax liability. However, any distribution with respect to any class of stock which is regularly traded on an established securities market located in the United States is not subject to FIRPTA, and therefore, not subject to the 35% U.S. withholding tax described above, if the non-United States stockholder did not own more than 5% of such class of stock at any time during the one-year period ending on the date of the distribution. Instead, such distributions generally will be treated in the same manner as ordinary dividend distributions.

Retention of Net Capital Gains

Although the law is not clear on the matter, it appears that amounts we designate as retained capital gains in respect of the common stock held by United States stockholders generally should be treated with respect to non-United States stockholders in the same manner as actual distributions by us of capital gain dividends. Under this approach, a non-United States stockholder would be able to offset as a credit against its United States federal income tax liability resulting from its proportionate share of the tax we pay on such retained capital gains, and to receive from the IRS a refund to the extent its proportionate share of such tax paid by us exceeds its actual United States federal income tax liability.

Sale of Our Common Stock

Gain recognized by a non-United States stockholder upon the sale or exchange of our common stock generally will not be subject to United States taxation unless such stock constitutes a “United States real property interest” within the meaning of FIRPTA. Our common stock will not constitute a “United States real property interest” so long as we are a “domestically-controlled qualified investment entity.” A “domestically-controlled qualified investment entity” includes a REIT in which at all times during a specified testing period less than 50% in value of its stock is held directly or indirectly by non-United States stockholders. We believe, but cannot guarantee, that we have been a “domestically-controlled qualified investment entity.” Even if we have been a “domestically-controlled qualified investment entity,” because our capital stock is publicly traded, no assurance can be given that we will continue to be a “domestically-controlled qualified investment entity.”

Notwithstanding the foregoing, gain from the sale or exchange of our common stock not otherwise subject to FIRPTA will be taxable to a non-United States stockholder if either (1) the investment in our common stock is treated as effectively connected with the non-United States stockholder’s United States trade or business or (2) the non-United States stockholder is a nonresident alien individual who is present in the United States for 183 days or more during the taxable year and certain other conditions are met. In addition, in general, even if we are a domestically controlled qualified investment entity, upon disposition of our common stock (subject to the 5% exception applicable to “regularly traded” stock described above), a non-United States stockholder may be treated as having gain from the sale or exchange of United States real property interest if the non-United States stockholder (or certain of its affiliate or related parties) (1) disposes of our common stock within a 30-day period preceding the ex-dividend date of a distribution, any portion of which, but for the disposition, would have been treated as gain from the sale or exchange of a United States real property interest and (2) acquires, or enters into a contract or option to acquire, or is deemed to acquire, other shares of our common stock during the 61-day period beginning with the first day of the 30-day period described in clause (1). Non-United States stockholders should contact their tax advisors regarding the tax consequences of any sale, exchange, or other taxable disposition of our common stock.

Even if we do not qualify as a “domestically-controlled qualified investment entity” at the time a non-United States stockholder sells or exchanges our common stock, gain arising from such a sale or exchange would not be subject to United States taxation under FIRPTA as a sale of a “United States real property interest” if:

(1) our common stock is “regularly traded,” as defined by applicable Treasury regulations, on an established securities market such as the New York Stock Exchange; and

(2) such non-United States stockholder owned, actually and constructively, 5% or less of our common stock throughout the applicable testing period.

If gain on the sale or exchange of our common stock were subject to taxation under FIRPTA, the non-United States stockholder would be subject to regular United States federal income tax with respect to such gain in the same manner as a taxable United States stockholder. In addition, if the stock is not then traded on an established securities market, the purchaser of the common stock would be required to withhold and remit to the IRS 10% of the purchase price. If amounts withheld on a sale, redemption, repurchase, or exchange of our common stock exceed the holder’s substantive tax liability resulting from such disposition, such excess may be refunded or credited against such holder’s United States federal income tax liability, provided that the required information is provided to the IRS on a timely basis. Amounts withheld on any such sale, exchange or other taxable disposition of our common stock may not satisfy a non-United States stockholder’s entire tax liability under FIRPTA, and such holder remains liable for the timely payment of any remaining tax liability.

Backup Withholding Tax and Information Reporting

Generally, we must report annually to the IRS the amount of dividends paid to a non-United States stockholder, such stockholder’s name and address, and the amount of tax withheld, if any. A similar report is sent to the non-United States stockholder. Pursuant to tax treaties or other agreements, the IRS may make its reports available to tax authorities in the non-United States stockholder’s country of residence.

Payments of dividends or of proceeds from the disposition of stock made to a non-United States stockholder may be subject to information reporting and backup withholding unless such stockholder establishes an exemption, for example, by properly certifying its non-United States status on an IRS Form W-8BEN or another appropriate version of IRS Form W-8. Notwithstanding the foregoing, backup withholding and information reporting may apply if either we or our paying agent has actual knowledge, or reason to know, that a holder is a United States person. Backup withholding is not an additional tax. Rather, the federal income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund or credit may be obtained, provided that the required information is furnished to the IRS.

Other Tax Consequences

State, local and foreign income tax laws may differ substantially from the corresponding federal income tax laws, and this discussion does not purport to describe any aspect of the tax laws of any state, local or foreign jurisdiction. You should consult your tax advisors regarding the effect of state, local and foreign tax laws with respect to our tax treatment as a REIT, the exercise of redemption rights and an investment in our common stock.

SELLING STOCKHOLDERS

The “selling stockholders” are the people or entities who may receive shares of our common stock registered pursuant to this registration statement. The following table provides the names of the selling stockholders, the maximum number of shares of our common stock issuable to such selling stockholders and the aggregate number of shares of our common stock that will be owned by such selling stockholders after the exchange. Since the selling stockholders may sell all, some or none of their shares, we cannot estimate the aggregate number of shares that the selling stockholders will offer pursuant to this prospectus or that the selling stockholders will own upon completion of the offering to which this prospectus relates.

The selling stockholders named below and their permitted transferees, pledges, orderees or other successors may from time to time offer the shares of our common stock offered by this prospectus:

Name(1)	Common Shares Owned Prior to the Exchange	Operating Partnership Units Owned Prior to the Exchange	Maximum Number of Common Shares Issuable in the Exchange	Common Shares Owned Following the Exchange(2)			Maximum Number of Common Shares to be Resold	Common Shares Owned after Resale(3)
				Shares	Percent			Shares	Percent
1199 Health Care Employees Pension Fund	124,267	—	—	124,267		*	124,267	—	*
Alberto Zaga Senado	—	96,053	96,053	96,053		*	96,053	—	*
Allan B. Golad(4)	17,500	21,510	21,510	39,010		*	21,510	17,500	*
Alman Associates, LP	—	417	417	417		*	417	—	*
Alvin F. Slaught, Jr.	—	43,353	43,353	43,353		*	43,353	—	*
Alvin S. Michaelson	—	10,781	10,781	10,781		*	10,781	—	*
Amcito Partners	154,341	—	—	154,341		*	154,341	—	*
Anderson Family Trust Dated May 15, 1997(5)	—	40,000	40,000	40,000		*	40,000	—	*
Anvest, L.P.	—	183,803	183,803	183,803		*	183,803	—	*
Argonaut 7 LLC	305,317	—	—	305,317		*	305,317	—	*
Armada Associates II	—	1,382	1,382	1,382		*	1,382	—	*
Barbara J. Orr(6)	34,000	21,510	21,510	55,510		*	21,510	34,000	*
Barry W. Boehm	—	16,120	16,120	16,120		*	16,120	—	*
BCIP Associates II (02)	—	22,806	22,806	22,806		*	22,806	—	*
BCIP Associates II (05)	195,400	—	—	195,400		*	195,400	—	*
Benkaim Family Trust U/T/A 9-23-91	—	48,855	48,855	48,855		*	48,855	—	*
Bevis Longstreth	6,685	—	—	6,685		*	6,685	—	*
BK Group, LLC	—	35,925	35,925	35,925		*	35,925	—	*
BK Investments, LLC	—	35,925	35,925	35,925		*	35,925	—	*
Bowdoin College	37,280	—	—	37,280		*	37,280	—	*
Brown University	166,337	—	166,337	166,337		*	166,337	—	*
Bruce B. Brinkema & Julie Brinkema	—	8,808	8,808	8,808		*	8,808	—	*
C.H. Anderson Family Trust(7)	2,756,073	4,530,174	4,530,174	7,286,247	6.37%		7,286,247	—	*
Cal National Bank Custodian FBO Pamela Rudman(8)	—	9,858	9,858	9,858		*	9,858	—	*
Carl J. Kreitler, Jr.	—	8,674	8,674	8,674		*	8,674	—	*
Carnegie Corporation of New York	96,118	—	—	96,118		*	96,118	—	*

Name(1)	Common Shares Owned Prior to the Exchange	Operating Partnership Units Owned Prior to the Exchange	Maximum Number of Common Shares Issuable in the Exchange	Common Shares Owned Following the Exchange(2)		Maximum Number of Common Shares to be Resold	Common Shares Owned after Resale(3)
				Shares	Percent		Shares	Percent
Central States, Southeast and Southwest Areas Pension Fund	312,955	—	—	312,955	*	312,955	—	*
Cheri Lennette VanderWel	—	1,675	1,675	1,675	*	1,675	—	*
Christina Oppenheim Quinn	—	12,626	12,626	12,626	*	12,626	—	*
Cinder Partners	1,685	—	—	1,685	*	1,685	—	*
City National Bank, Trustee For PHJW/Charles Thornton 1622-491S218	4,337	—	—	4,337	*	4,337	—	*
City National Bank, Trustee For PHJW/Paul Grossman 1622-491S86	4,337	—	—	4,337	*	4,337	—	*
Clara Y. Bingham	—	263,746	263,746	263,746	*	263,746	—	*
Colgate University	73,257	—	—	73,257	*	73,257	—	*
Cyprus Partners	—	133,270	133,270	133,270	*	133,270	—	*
Dan A. Emmett Revocable Living Trust of November 21, 1985(9)	5,475,507	9,824,431	9,824,431	15,299,938	12.79%	15,299,938	—	*
Daniel Wade Emmett Living Trust(10)	—	99,595	99,595	99,595	*	99,595	—	*
Darrell Johnson & Barbara Johnson	—	7,834	7,834	7,834	*	7,834	—	*
David E. Herron Living Trust Dated March 12, 2001	—	49,981	49,981	49,981	*	49,981	—	*
Deidra Schweitzer	—	7,184	7,184	7,184	*	7,184	—	*
DERF 2005 Holdings, LLC	76,208	—	—	76,208	*	76,208	—	*
DERF REIT, Inc.	—	9,304,371	9,304,371	9,304,371	7.81%	9,304,371	—	*
Dishell Family Trust UAD January 28, 1992(11)	—	181,501	181,501	181,501	*	181,501
Donald P. Remey	—	45,986	45,986	45,986	*	45,986	—	*
E. Anthony Zaloom and Vivian Zaloom J.T. Ten	—	75,613	75,613	75,613	*	75,613	—	*
Elizabeth Day Management Trust	—	26,646	26,646	26,646	*	26,646	—	*
Emmett Delaney Rahl	2,500	558	558	3,058	*	558	2,500	*
Epelbaum Revocable Trust of 1990	—	13,448	13,448	13,448	*	13,448	—	*
Estate of WM Brian Little	2,167	—	—	2,167	*	2,167	—	*
First Regional Bank FBO Allan Golad(12)	—	2,839	2,839	2,839	*	2,839	—	*

Name(1)	Common Shares Owned Prior to the Exchange	Operating Partnership Units Owned Prior to the Exchange	Maximum Number of Common Shares Issuable in the Exchange	Common Shares Owned Following the Exchange(2)			Maximum Number of Common Shares to be Resold	Common Shares Owned after Resale(3)
				Shares	Percent			Shares	Percent
Frank B. Morgan	—	7,834	7,834	7,834		*	7,834	—	*
General Electric Real Estate Equities	—	86,506	86,506	86,506		*	86,506	—	*
George & Herawati Alvarez-Correa J.T. Ten	—	19,231	19,231	19,231		*	19,231	—	*
Goldsmith Declaration of Trust Dated July 23, 1980	—	12,001	12,001	12,001		*	12,001	—	*
G. Barry Bingham Jr. Trust UA 4/28/2004 Fund B	54,509	139,408	139,408	193,917		*	193,917	—	*
Gothic Corporation	70,579	—	—	70,579		*	70,579	—	*
Guadalupe L. Uribe	—	3,846	3,846	3,846		*	3,846	—	*
Harry Vamos, as his Sole and Separate Property	—	2,612	2,612	2,612		*	2,612	—	*
HBRCT LLC (Gushman)(13)	—	625,792	625,792	625,792		*	625,792	—	*
Henry M. Aronson	20,000	20,771	20,771	40,771		*	20,771	20,000	*
HHMI Real Estate, Inc.	312,955	—	—	312,955		*	312,955	—	*
Horowitz Limited Partnership I	30,530	99,083	99,083	129,613		*	129,613	—	*
International Bank for Reconstruction and Development as Trustee for the Retired Staff Benefits Plan and Trust	70,579	—	—	70,579		*	70,579	—	*
International Bank for Reconstruction and Development as Trustee for the Staff Retirement Plan and Trust	665,532	—	—	665,532		*	665,532	—	*
International Monetary Fund as Trustee of the International Monetary Fund Staff Retirement Plan	867,454	—	—	867,454		*	867,454	—	*
Isidoro Zaga Senado	—	96,053	96,053	96,053		*	96,053	—	*
J. H. Pew Freedom Trust	—	154,186	154,186	154,186		*	154,186	—	*
J. N. Pew, Jr. Trust	—	77,093	77,093	77,093		*	77,093	—	*
Jay V. Senerchia	—	3,076	3,076	3,076		*	3,076	—	*
Jean E. Erck Revocable Living Trust dated March 1, 1990	—	3,833	3,833	3,833		*	3,833	—	*
Joan S. Bingham	—	37,586	37,586	37,586		*	37,586	—	*
John & Mary McNeil Family Trust UA 5/2/2007	—	12,569	12,569	12,569		*	12,569	—	*
Jon A. Douglas Revocable Trust	—	452,769	452,769	452,769		*	452,769	—	*
Jonathan R. Dishell C/F Robert W. Dishell UGTMA of California(14)	—	1,685	1,685	1,685		*	1,685	—	*

Name(1)	Common Shares Owned Prior to the Exchange	Operating Partnership Units Owned Prior to the Exchange	Maximum Number of Common Shares Issuable in the Exchange	Common Shares Owned Following the Exchange(2)			Maximum Number of Common Shares to be Resold	Common Shares Owned after Resale(3)
				Shares	Percent			Shares	Percent
Jonathan R. Dishell C/F Ryan Maxwell UGTMA of California(15)	—	1,685	1,685	1,685		*	1,685	—	*
Jordan Kaplan(16)	2,773,568	4,868,125	4,868,125	7,641,693	6.66%		7,641,593	100	*
Jorge A. Uribe & Guadalupe L. Uribe, J.T.W.R.S.	—	89,413	89,413	89,413		*	89,413	—	*
Jose Zaga Senado	—	96,053	96,053	96,053		*	96,053	—	*
Judith Koploy Revocable Living Trust U/A/D April 4, 1997	—	8,427	8,427	8,427		*	8,427	—	*
Julia Ho Revocable Intervivos Trust Dated July 21, 1985	—	26,702	26,702	26,702		*	26,702	—	*
K Squared Associates(17)	60,000	145,114	145,114	205,114		*	145,114	60,000	*
Kaplan Family Trust U/T/D May 9, 1990(18)	53,000	49,100	49,100	102,100		*	49,100	53,000	*
Kenneth A. Zaloom	—	916	916	916		*	916	—	*
Kernan Interests	—	234	234	234		*	234	—	*
Kym Oppenheim Williams, as her Sole and Separate Property	—	16,254	16,254	16,254		*	16,254	—	*
Landmark IAM Real Estate Partnership V, L.P.	—	4,791	4,791	4,791		*	4,791	—	*
Landmark Real Estate Partners V, L.P.	—	30,129	30,129	30,129		*	30,129	—	*
Lateen & Company	82,111	—	—	82,111		*	82,111	—	*
Leonard Spilk	—	103,354	103,354	103,354		*	103,354	—	*
Lidia Lask De Epelbaum	—	17,520	17,520	17,520		*	17,520	—	*
Louisa Stude Sarofim	—	697,502	697,502	697,502		*	697,502	—	*
M & I Trust Company, N.A. as trustee of the Thrift and Profit Sharing Retirement Plan of Latham & Watkins LLP FBO Linda Sherwood	7,982	—	—	7,982		*	7,982	—	*
Mabel Pew Myrin Trust	—	99,118	99,118	99,118		*	99,118	—	*
Marisa Rose Rahl	2,500	558	558	3,058		*	558	2,500	*
Mary Ellen McNeil	—	2,513	2,513	2,513		*	2,513	—	*
Merifin California, Inc.	—	22,859	22,859	22,859		*	22,859	—	*
Michael J. Means(19)	23,810	21,510	21,510	45,320		*	21,510	23,810	*
Mildred E. and Harvey S. Mudd Foundation	—	66,625	66,625	66,625		*	66,625	—	*
Morgan W. Emmett 2002 Trust U/T/A January 8, 2002(20)	—	99,595	99,595	99,595		*	99,595	—	*
Nancy Bekavac IRA Rollover	—	5,803	5,803	5,803		*	5,803	—	*

Name(1)	Common Shares Owned Prior to the Exchange	Operating Partnership Units Owned Prior to the Exchange	Maximum Number of Common Shares Issuable in the Exchange	Common Shares Owned Following the Exchange(2)		Maximum Number of Common Shares to be Resold	Common Shares Owned after Resale(3)
				Shares	Percent		Shares	Percent
Nancy L. Iredale	—	282	282	282	*	282	—	*
Nancy L. Iredale, a Professional Corporation	—	848	848	848	*	848	—	*
Norman F. Sprague III Living Trust	—	66,625	66,625	66,625	*	66,625	—	*
Norman F. Sprague Jr. Foundation	—	66,625	66,625	66,625	*	66,625	—	*
Offer Family Trust Dated November 17, 1988	—	125,603	125,603	125,603	*	125,603	—	*
Orpheus Trust	—	60,495	60,495	60,495	*	60,495	—	*
OTR, an Ohio General Partnership	1,335,100	—	—	1,335,100	1.22%	1,199,542	135,558	*
Palm Trust	—	374,889	374,889	374,889	*	374,889	—	*
Paul Spilk	—	103,354	103,354	103,354	*	103,354	—	*
Perseus Partners, Ltd.	—	329,990	329,990	329,990	*	329,990	—	*
Pew Memorial Trust	—	749,617	749,617	749,617	*	749,617	—	*
PH Investments, LLC	—	114,033	114,033	114,033	*	114,033	—	*
Pipik Kamarga	—	399,508	399,508	399,508	*	399,508	—	*
Pleiades Trust	—	45,372	45,372	45,372	*	45,372	—	*
Quellos Real Assets L.P. on behalf of Quellos Diversified Portfolio	—	15,052	15,052	15,052	*	15,052	—	*
Quellos Real Assets L.P. on behalf of Quellos Real Estate Portfolio	—	41,964	41,964	41,964	*	41,964	—	*
Quinn Family Trust U/T/A Dated April 28, 1998	—	14,432	14,432	14,432	*	14,432	—	*
Rae M. Emmett Revocable Living Trust of September 15, 2000(21)	—	94,045	94,045	94,045	*	94,045	—	*
Richard E. Vamos, as his Sole and Separate Property	—	8,853	8,853	8,853	*	8,853	—	*
Richard H. Rahl and Susan E. Rahl Family Trust Dated August 20, 1982(22)	10,000	15,339	15,339	25,339	*	15,339	10,000	*
Richard L. Kahn(23)	—	4,581	4,581	4,581	*	4,581	—	*
Riva Louise Graeme	2,500	558	558	3,058	*	558	2,500	*
Rivermouth Partners(24)	36,638	3,317,288	3,317,288	3,353,926	2.96%	3,353,926	—	*
Romney Ann Boehm	—	21,665	21,665	21,665	*	21,665	—	*
Rosalind M. Emmett Living Trust of September 14, 1990(25)	—	99,595	99,595	99,595	*	99,595	—	*

Name(1)	Common Shares Owned Prior to the Exchange	Operating Partnership Units Owned Prior to the Exchange	Maximum Number of Common Shares Issuable in the Exchange	Common Shares Owned Following the Exchange(2)			Maximum Number of Common Shares to be Resold	Common Shares Owned after Resale(3)
				Shares	Percent			Shares	Percent
Rudman Family Trust(26)	—	24,806	24,806	24,806		*	24,806	—	*
Ruth Margoles Trust A	—	1,761	1,761	1,761		*	1,761	—	*
Salomon & Ana Mochon Family Trust Dated August 3, 1989	—	20,187	20,187	20,187		*	20,187	—	*
Salomon Zaga Senado	—	96,053	96,053	96,053		*	96,053	—	*
Saunders Holdings, LP	5,057	91,901	91,901	96,958		*	96,958	—	*
Shafia L. Zaloom	3,750	916	916	4,666		*	916	3,750	*
Sherman Margolis Trust	—	1,761	1,761	1,761		*	1,761	—	*
Steven C. Fields 1999 Grantor Trust	—	12,274	12,274	12,274		*	12,274	—	*
Stubblefield Family Trust	—	10,777	10,777	10,777		*	10,777	—	*
Sue Ellen Douglas Trust Created April 2, 1992	1,000	4,909	4,909	5,909		*	4,909	1,000	*
Tenley Boehm Burke	—	56,363	56,363	56,363		*	56,363	—	*
The Anderson Living Trust U/A/D January 22, 1998	30,530	367,621	367,621	398,151		*	398,151	—	*
The Baker Revocable Trust U/A/D 2/3/03	20,229	359,112	359,112	379,341		*	379,341	—	*
The Barr Foundation	—	114,033	114,033	114,033		*	114,033	—	*
The Board of Trustees of Leland Stanford, Jr. University	750,731	—	—	750,731		*	750,731	—	*
The Boehm Revocable Trust Dated January 29, 1997	—	78,537	78,537	78,537		*	78,537	—	*
The Bradley Family Trust Dated September 1, 2004	—	8,808	8,808	8,808		*	8,808	—	*
The Charles H. Kahn Revocable Trust U/A/D February 13, 1997(27)	—	8,428	8,428	8,428		*	8,428	—	*
The Cheyne Walk Trust	183,189	672,738	672,738	855,927		*	855,927	—	*
The Commonwealth Fund	—	24,852	24,852	24,852		*	24,852	—	*
The German Marshall Fund of the United States	—	247,709	247,709	247,709		*	247,709	—	*
The John E. Fetzer Institute, Inc.	23,525	—	—	23,525		*	23,525	—	*
The John J. Mitchell III & Susan Davis Mitchell Family Trust U/D/T June 3, 2004	6,924	—	—	6,924		*	6,924	—	*
The Joshua Simms Trust Dated November 15, 1991	—	51,869	51,869	51,869		*	51,869	—	*
The KMP Trust U/T/A May 18, 2007(28)	2,773,568	4,295,210	4,295,210	7,068,778	6.19%		7,068,678	100	*

Name(1)	Common Shares Owned Prior to the Exchange	Operating Partnership Units Owned Prior to the Exchange	Maximum Number of Common Shares Issuable in the Exchange	Common Shares Owned Following the Exchange(2)			Maximum Number of Common Shares to be Resold	Common Shares Owned after Resale(3)
				Shares	Percent			Shares	Percent
The Lain Living Trust Dated October 21, 1987	—	4,909	4,909	4,909		*	4,909	—	*
The Lipman Revocable Trust FBO J.B. Dishell and S.W. Lipman U/A/D March 15, 1999	—	4,581	4,581	4,581		*	4,581	—	*
The Medical Trust	—	21,319	21,319	21,319		*	21,319	—	*
The Nathan Cummings Foundation	32,883	—	—	32,883		*	32,883	—	*
The Northern Trust Company, Trustee of Campbell Pension Plans Master Retirement	117,301	—	—	117,301		*	117,301	—	*
The Regents of the University of Michigan	392,850	—	—	392,850		*	392,850	—	*
The Ronald Family Trust B	45,796	168,181	168,181	213,977		*	213,977	—	*
The Sharla P. Boehm Revocable Trust Dated January 29, 1997	—	535,653	535,653	535,653		*	535,653	—	*
Trust for Joan Bingham	—	46,260	46,260	46,260		*	46,260	—	*
Trust of Last Will and Testament of Nicholas C. Forstmann dated October 30, 2000	—	86,743	86,743	86,743		*	86,743	—	*
Trustees of Dartmouth College	186,521	—	—	186,521		*	186,521	—	*
Tyler A. Emmett 2002 Trust U/T/A Dated January 8, 2002(29)	—	99,595	99,595	99,595		*	99,595	—	*
University of Notre Dame du Lac	231,922	—	—	231,922		*	231,922	—	*
University of Southern California	176,356	—	—	176,356		*	176,356	—	*
Vanesa S. Chase & Harry P. Davis as Trustees of the Robert W. Bingham Jr. Trust FBO Vanesa S. Chase	—	12,742	12,742	12,742		*	12,742	—	*
Wachovia Securities LLC Custodian C/F Judith Richards Hope—IRA TFJ R29853	—	19,147	19,147	19,147		*	19,147	—	*
Walhonding, LLC	190,517	—	—	190,517		*	190,517	—	*
Walter Dishell MD IRA Rollover	—	16,856	16,856	16,856		*	16,856	—	*
WFC Holdings Corporation	—	96,118	96,118	96,118		*	96,118	—	*
William Kamer(30)	95,200	43,021	43,021	138,221		*	43,021	95,200	*
WIMTWO, Inc.	744,062	—	—	744,062		*	744,062	—	*
Wm. Brian Little 1987 Trust FBO Gregory Spencer Little	1,083	—	—	1,083		*	1,083	—	*

Name(1)	Common Shares Owned Prior to the Exchange	Operating Partnership Units Owned Prior to the Exchange	Maximum Number of Common Shares Issuable in the Exchange	Common Shares Owned Following the Exchange(2)			Maximum Number of Common Shares to be Resold	Common Shares Owned after Resale(3)
				Shares	Percent			Shares	Percent
Wm. Brian Little 1987 Trust FBO Jacqueline Place Little	1,083	—	—	1,083		*	1,083	—	*
Yale University	10,323,742	—	—	10,323,742	9.40%		10,323,742	—	*
Yale University Retiree Health Benefits Coverage Trust	62,212	—	—	62,212		*	62,212	—	*
Yale University Retirement Plan for Staff Employees	283,267	—	—	283,267		*	283,267	—	*

Total	33,008,916	47,293,455	47,293,455	80,302,371			79,840,853	461,518

*	Less than 1.0 percent.
(1)	The selling stockholders listed below hold shares of our common stock and/or common units in our operating partnership which they received pursuant to contribution or merger agreements which we entered into in connection with our initial public offering.
(2)	Assumes that we exchange the common units of the selling stockholders for shares of our common stock. The percentage ownership is based on 109,833,903 shares of our common stock outstanding as of November 26, 2007 and is determined for each selling stockholder by taking into account the issuance and sale of shares of our common stock issued in exchange for common units of only such selling stockholder. Also assumes that no transactions with respect to our common stock or common units occur other than the exchange.
(3)	Assumes the selling stockholders sell all of their shares of our common stock offered pursuant to this prospectus. The percentage ownership is based on 109,833,903 shares of our common stock outstanding as of November 26, 2007 and is determined for each selling stockholder by taking into account the issuance and sale of shares of our common stock issued in exchange for common units of only such selling stockholder.
(4)	Allan B. Golad serves as our Senior Vice President in charge of Property Management. Prior to joining our company, Mr. Golad served as the Director of Property Management of Douglas, Emmett and Company, one of our historical operating companies.
(5)	Held in trust by Lawrence S. Anderson and Judith S. Anderson. Lawrence S. Anderson’s brother Christopher Anderson was a principal and Executive Vice President of Douglas Emmett Realty Advisors, Inc., Douglas, Emmett and Company and P.L.E. Builders, Inc., subsequently renamed Douglas Emmett Builders, our historical operating companies.
(6)	Barbara J. Orr served as our Chief Administrative Officer and Chief Accounting Officer. Prior to joining our company, Ms. Orr served as Chief Accounting Officer of Douglas Emmett Realty Advisors, Inc., Douglas, Emmett and Company and P.L.E. Builders, Inc., subsequently renamed Douglas Emmett Builders, our historical operating companies.
(7)	Held in trust by Christopher Anderson. Mr. Anderson was a principal and served as Executive Vice President of Douglas Emmett Realty Advisors, Inc., Douglas, Emmett and Company and P.L.E. Builders, Inc., subsequently renamed Douglas Emmett Builders, our historical operating companies.
(8)	Held for the benefit of Pamela Rudman. Ms. Rudman’s husband, Michael Rudman, served as a consulting accountant for Douglas, Emmett and Company, one of our historical operating companies.
(9)	Dan A. Emmett serves as our Chairman. Prior to joining our company, Mr. Emmett co-founded and served as an officer and director of Douglas Emmett Realty Advisors, Inc., Douglas, Emmett and Company and P.L.E. Builders, Inc., subsequently renamed Douglas Emmett Builders, our historical operating companies.
(10)	Held in trust by Dan A. Emmett. Mr. Emmett serves as our Chairman. Prior to joining our company, Mr. Emmett co-founded and served as an officer and director of Douglas Emmett Realty Advisors, Inc.,

Douglas, Emmett and Company and P.L.E. Builders, Inc., subsequently renamed Douglas Emmett Builders, our historical operating companies.
(11)	Held in trust by Jonathan R. Dishell. Mr. Dishell served as Senior Vice President of Douglas Emmett Realty Advisors, Inc., one the predecessor entities of our company.
(12)	Held for the benefit of Allan B. Golad. Mr. Golad serves as our Senior Vice President in charge of Property Management. Prior to joining our company, Mr. Golad served as the Director of Property Management of Douglas, Emmett and Company, one of our historical operating companies.
(13)	This entity is a paid consultant to our company. Prior to consulting with our company, it worked in a partnership with Douglas Emmett Realty Advisors, Inc., one of our historical operating companies.
(14)	Held as custodian by Jonathan R. Dishell. Mr. Dishell served as Senior Vice President of Douglas Emmett Realty Advisors, Inc., one of our historical operating companies.
(15)	Held as custodian by Jonathan R. Dishell. Mr. Dishell served as Senior Vice President of Douglas Emmett Realty Advisors, Inc., one of our historical operating companies.
(16)	Jordan L. Kaplan serves as Director, President, and Chief Executive Officer of our company. Prior to joining our company, Mr. Kaplan served as Chief Financial Officer and Director of the Capital Markets Division of Douglas Emmett Realty Advisors, Inc., Douglas, Emmett and Company and P.L.E. Builders, Inc., subsequently renamed Douglas Emmett Builders, our historical operating companies. Mr. Kaplan also co-founded Douglas Emmett Realty Advisors and P.L.E. Builders, Inc.
(17)	Held in trust by David Kaplan. Mr. Kaplan’s son, Jordan L. Kaplan, serves as Director, President, and Chief Executive Officer of our company. Prior to joining our company, Jordan L. Kaplan served as Chief Financial Officer and Director of the Capital Markets Division of Douglas Emmett Realty Advisors, Inc., Douglas, Emmett and Company and P.L.E. Builders, Inc., subsequently renamed Douglas Emmett Builders, our historical operating companies. Jordan L. Kaplan also co-founded Douglas Emmett Realty Advisors, Inc. and P.L.E. Builders, Inc.
(18)	Held in trust by David Kaplan. Mr. Kaplan’s son, Jordan L. Kaplan, serves as Director, President, and Chief Executive Officer of our company. Prior to joining our company, Jordan L. Kaplan served as Chief Financial Officer and Director of the Capital Markets Division of Douglas Emmett Realty Advisors, Inc., Douglas, Emmett and Company and P.L.E. Builders, Inc., subsequently renamed Douglas Emmett Builders, our historical operating companies. Jordan L. Kaplan also co-founded Douglas Emmett Realty Advisors, Inc. and P.L.E. Builders, Inc.
(19)	Michael J. Means serves as our Senior Vice President in charge of Commercial Leasing. Prior to joining our company, Mr. Means served as the Director of Commercial Leasing of Douglas, Emmett and Company, one of our historical operating companies.
(20)	Held in trust by Dan A. Emmett. Mr. Emmett serves as our Chairman. Prior to joining our company, Mr. Emmett co-founded and served as an officer and director of Douglas Emmett Realty Advisors, Inc., Douglas, Emmett and Company and P.L.E. Builders, Inc., subsequently renamed Douglas Emmett Builders, our historical operating companies.
(21)	Held in trust by Dan A. Emmett. Mr. Emmett serves as our Chairman. Prior to joining our company, Mr. Emmett co-founded and served as an officer and director of Douglas Emmett Realty Advisors, Inc., Douglas, Emmett and Company and P.L.E. Builders, Inc., subsequently renamed Douglas Emmett Builders, our historical operating companies.
(22)	Held in trust by Richard H. Rahl and Susan E. Rahl. Susan E. Rahl’s brother is Dan A. Emmett. Mr. Emmett serves as our Chairman. Prior to joining our company, Mr. Emmett co-founded and served as an officer and director of Douglas Emmett Realty Advisors, Inc., Douglas, Emmett and Company and P.L.E. Builders, Inc., subsequently renamed Douglas Emmett Builders, our historical operating companies.
(23)	Richard L. Kahn’s brother, Charles H. Kahn, is an independent consultant to our company.
(24)	Dan A. Emmett has voting and investment control over all such shares. Mr. Emmett serves as our Chairman. Prior to joining our company, Mr. Emmett co-founded and served as an officer and director of Douglas Emmett Realty Advisors, Inc., Douglas, Emmett and Company and P.L.E. Builders, Inc., subsequently renamed Douglas Emmett Builders, our historical operating companies.
(25)	Held in trust by Dan A. Emmett. Mr. Emmett serves as our Chairman. Prior to joining our company, Mr. Emmett co-founded and served as an officer and director of Douglas Emmett Realty Advisors, Inc.,

Douglas, Emmett and Company and P.L.E. Builders, Inc., subsequently renamed Douglas Emmett Builders, our historical operating companies.
(26)	Held for the benefit of Pamela Rudman. Ms. Rudman’s husband, Michael Rudman, served as a consulting accountant for Douglas, Emmett and Company, one of our historical operating companies.
(27)	Held in trust by Charles H. Kahn. Mr. Kahn serves as an independent consultant to our company.
(28)	Held in trust by Kenneth M. Panzer. Mr. Panzer serves as Director and Chief Operating Officer of our company. Prior to joining our company, Mr. Panzer served as Chief Operating Officer of Douglas Emmett Realty Advisors, Inc., Douglas, Emmett and Company and P.L.E. Builders, Inc., subsequently renamed Douglas Emmett Builders, our historical operating companies. Mr. Panzer also co-founded Douglas Emmett Realty Advisors, Inc. and P.L.E. Builders, Inc.
(29)	Held in trust by Dan A. Emmett. Mr. Emmett serves as our Chairman. Prior to joining our company, Mr. Emmett co-founded and served as an officer and director of Douglas Emmett Realty Advisors, Inc., Douglas, Emmett and Company and P.L.E. Builders, Inc., subsequently renamed Douglas Emmett Builders, our historical operating companies.
(30)	William Kamer serves as Chief Financial Officer of our company. Prior to joining our company, Mr. Kamer served as Senior Vice President in our Capital Markets Division and General Counsel for Douglas Emmett Realty Advisors, Inc., Douglas, Emmett and Company and P.L.E. Builders, Inc., subsequently renamed Douglas Emmett Builders, our historical operating companies.

PLAN OF DISTRIBUTION

This prospectus relates to:

•

the possible resale, from time to time, by the selling stockholders of up to 32,547,398 shares of our common stock initially issued in a private placement on October 30, 2006 in connection with our formation transactions

•

the issuance by us of up to 47,293,455 shares of our common stock if, and to the extent that, the selling stockholders tender their common units for redemption and we elect, in our sole and absolute discretion, to exchange such common units for common stock in lieu of a cash redemption by our operating partnership; and

•	the offer and sale, from time to time, by the selling stockholders of some or all of those 47,293,455 shares of common stock issued pursuant to this prospectus in exchange for common units.

We are registering the shares of our common stock to provide the holders with freely tradable securities, but the registration of these shares does not necessarily mean that any of these shares will be offered or sold by the holders.

We will not receive any proceeds from the issuance of the shares of our common stock to the selling stockholders or from the sale of such shares by the selling stockholders, but we have agreed to pay the following expenses of the registration of such shares:

•	all registration and filing fees;

•	fees and expenses for complying with securities or blue sky laws, including reasonable fees and disbursements of counsel in connection with blue sky qualifications;

•	printing expenses;

•	internal expenses including, without limitation, all salaries and expenses of its officers and employees performing legal or accounting duties;

•	the fees and expenses incurred in connection with the listing of our common stock;

•	reasonable fees and disbursements of counsel and customary fees and expenses for independent certified public accountants retained by us; and

•	the reasonable fees and expenses of any special experts retained by us in connection with the registration.

We have no obligation to pay any fees, discounts or commissions attributable to the sale of such common stock by the selling stockholders, or any out-of-pocket expenses of the selling stockholders, or the agents who manage their accounts, or any transfer taxes relating to the registration or sale of our common stock contemplated hereby.

The selling stockholders may from time to time sell the shares of our common stock covered by this prospectus directly to purchasers. Alternatively, the selling stockholders may from time to time offer such shares through dealers or agents, who may receive compensation in the form of commissions from the selling stockholders and for the purchasers of such shares for whom they may act as agent. The selling stockholders and any dealers or agents that participate in the distribution of such shares may be deemed to be “underwriters” within the meaning of the Securities Act and any profit on the sale of our common stock by them and any commissions received by any of these dealers or agents might be deemed to be underwriting commissions under the Securities Act.

In connection with distribution of the shares of our common stock covered by this prospectus:

•	the selling stockholders may enter into hedging transactions with broker-dealers;

•	the broker-dealers may engage in short sales of our common stock in the course of hedging the positions they assume with the selling stockholders;

•	the selling stockholders may sell our common stock short and deliver our common stock to close out these short positions;

•

the selling stockholders may enter into option or other transactions with broker-dealers that involve the delivery of our common stock to the broker-dealers, who may then resell or otherwise transfer our common stock; and

•

the selling stockholders may loan or pledge our common stock to a broker-dealer and the broker-dealer may sell our common stock so loaned or upon a default may sell or otherwise transfer the pledged stock.

Persons participating in the distribution of the shares of our common stock offered by this prospectus may engage in transactions that stabilize the price of our common stock. The anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of our common stock in the market and to the activities of the selling stockholders.

LEGAL MATTERS

Venable LLP, Baltimore, Maryland, has issued an opinion to us regarding certain matters of Maryland law, including the validity of our common stock covered by this prospectus. Latham & Watkins LLP has issued an opinion to us regarding certain tax matters described under “United States Federal Income Tax Considerations.”

EXPERTS

The consolidated balance sheet of Douglas Emmett, Inc. as of December 31, 2006, and the consolidated balance sheet of Douglas Emmett Realty Advisors, Inc. and subsidiaries (the predecessor to Douglas Emmett, Inc. as defined in Note 1 to such financial statements) as of December 31, 2005 and the related consolidated statements of operations, stockholders’ equity (deficit), and cash flows of Douglas Emmett Realty Advisors, Inc. and subsidiaries for the period from January 1, 2006 through October 30, 2006, and of Douglas Emmett, Inc. for the period from October 31, 2006 through December 31, 2006, and of Douglas Emmett Realty Advisors, Inc. and subsidiaries for the years ended December 31, 2005, and December 31, 2004 (representing the predecessor) appearing in the Company’s Annual Report (Form 10-K), and Douglas Emmett, Inc.’s financial statement schedule as of December 31, 2006 appearing in the Company’s Form 10-Q for the quarter ended September 30, 2007, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, included therein, and are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. The SEC also maintains a web site that contains reports, proxy and information statements, and other information regarding registrants that file electronically with the SEC at http://www.sec.gov. You can inspect reports and other information we file at the offices of the NYSE, 20 Broad Street, New York, New York 10005. In addition, we maintain a web site that contains information about us at http://www.douglasemmett.com.

We have filed with the SEC a registration statement on Form S-3, of which this prospectus is a part, including exhibits, schedules and amendments filed with, or incorporated by reference in, this registration statement, under the Securities Act of 1933, as amended, or the Securities Act, with respect to the shares of our common stock registered hereby. This prospectus does not contain all of the information set forth in the registration statement and exhibits and schedules to the registration statement. For further information with respect to our company and the shares of our common stock registered hereby, reference is made to the registration statement, including the exhibits to the registration statement. Statements contained in this prospectus as to the contents of any contract or other document referred to in, or incorporated by reference in, this prospectus are not necessarily complete and, where that contract is an exhibit to the registration statement, each statement is qualified in all respects by the exhibit to which the reference relates. Copies of the registration statement, including the exhibits and schedules to the registration statement, may be examined at the SEC’s Public Reference Room at 100 F Street, N.E., Washington D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. Copies of all or a portion of the registration statement can be obtained from the public reference room of the SEC upon payment of prescribed fees. This registration statement is also available to you on the SEC’s web site, http://www.sec.gov.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” the information we file with the SEC, which means that we can disclose important information to you by referring to those documents. The information incorporated by reference is an important part of this prospectus. The incorporated documents contain significant information about us, our business and our finances. Any statement contained in a document which is incorporated by reference in this prospectus is automatically updated and superseded if information contained in this prospectus, or information that we later file with the SEC, modifies or replaces this information. We incorporate by reference the following documents we filed with the SEC:

•	our Annual Report on Form 10-K for the year ended December 31, 2006;

•	our Definitive Proxy Statement on Schedule 14A filed with the SEC on April 19, 2007;

•	our Quarterly Report on Form 10-Q for the quarter ended September 30, 2007;

•	our Quarterly Report on Form 10-Q for the quarter ended June 30, 2007;

•	our Quarterly Report on Form 10-Q for the quarter ended March 31, 2007;

•	our Current Report on Form 8-K filed with the SEC on November 7, 2007;

•	our Current Report on Form 8-K filed with the SEC on August 9, 2007;

•	our Current Report on Form 8-K filed with the SEC on May 9, 2007;

•	our Current Report on Form 8-K filed with the SEC on March 2, 2007;

•

the description of our common stock contained in the section entitled “Description of Securities,” incorporated by reference from our registration statement on Form S-11 (File No. 333-135082), including the prospectus contained therein, originally filed with the Securities and Exchange Commission pursuant to the Securities Act of 1933, as amended, on June 16, 2006, as thereafter amended and supplemented.

•

all documents filed by us with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and prior to the termination of the offering of the underlying securities.

We will provide without charge to each person, including any beneficial owner, to whom a prospectus is delivered, on written or oral request of that person, a copy of any or all of the documents we are incorporating by reference into this prospectus, other than exhibits to those documents unless those exhibits are specifically incorporated by reference into those documents. A written request should be addressed to William Kamer, Chief Financial Officer, 808 Wilshire Boulevard, Suite 200, Santa Monica, California 90401. An oral request can be made to us at (310) 255-7700.